UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Sanpaolo IMI S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Giancarlo Ferraris
(Name of Person(s) Furnishing Form)

**Ordinary Shares
and
American Depositary Shares**
(Title of Class of Subject Securities)

5-55281

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

**Giancarlo Ferraris
Piazza San Carlo 156
10121 Turin, Italy
+39-011-555-1**

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
**Luigi L. De Ghenghi
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG**

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) An English summary of the *Documento Informativo* (including Exhibits 1 through 10 thereof) relating to the merger proposal of Sanpaolo IMI S.p.A. and Cardine Banca S.p.A. is included as Exhibit A to this Form CB.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X is being filed concurrently by Sanpaolo IMI S.p.A. with the Commission.

(2) Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Giancarlo Ferraris
(Signature)

Giancarlo Ferraris
(Name)

Head of Accounting
(Title)

February 27, 2002
(Date)

EXHIBIT A TO FORM CB

SANPAOLO IMI S.p.A.

SUMMARY OF THE *DOCUMENTO INFORMATIVO*

relating to

the merger (the "Merger") of Cardine Banca S.p.A. ("Cardine") a bank incorporated under Italian law, into Sanpaolo Imi S.p.A. a bank incorporated under Italian law ("Sanpaolo" and together with Cardine the "Companies").

The *documento informativo* was made available at the registered office and at the corporate headquarters of the Companies and at the registered office of Borsa Italiana S.p.A. (the Milan Stock Exchange) on February 19, 2002. The *documento informativo* is available, in Italian, online at www.sanpaoloimi.com/Investor Relations/Fusione Sanpaolo IMI-Cardine Banca/Documento Informativo.html.

Please note that certain information contained in the *Documento Informativo* is available in English as part of Sanpaolo's annual report on Form 20-F for the year ended December 31, 2000 ("Sanpaolo 2000 Form 20-F") and as part of Sanpaolo's Form 6-K dated December 18, 2001 ("Sanpaolo 12/1801 Form 6-K). Where this is the case, in this summary of the *documento informativo* we have provided a cross-reference to the relevant item in the Sanpaolo 2000 Form 20-F or to the corresponding page in the Sanpaolo 12/18/01 Form 6-K.

Table of Contents

Exhibits

Exhibit 1	Project of Merger by Incorporation into Sanpaolo of Cardine pursuant to Article 2501 *bis* of the Italian Civil Code.
Exhibit 2	Report of the Board of Directors of Sanpaolo on the Project of Merger by Incorporation into Sanpaolo of Cardine pursuant to article 2501 quater of the Italian Civil Code.
Exhibit 3	Opinions of J.P. Morgan and Goldman Sachs.
Exhibit 4	Report of Cardine's Board of Directors on the Merger Plan between Sanpaolo and Cardine pursuant to article 2501 *quater* of the Italian Civil Code, and Report of Cardine's Board of Directors on the Conversion of Sanpaolo's ordinary shares into preferred shares pursuant to article 28 of Italian Legislative Decree 153/99.
Exhibit 5	Financial Statements of Sanpaolo as of September 30, 2001 pursuant to article 2501 *ter* of the Italian Civil Code.
Exhibit 6	Financial Statements of Cardine as of September 30, 2001 pursuant to article 2501 *ter* of the Italian Civil Code.
Exhibit 7	Expert's Report on the Recommended Share Exchange Ratio of PricewaterhouseCoopers S.p.A.
Exhibit 8	Review of Sanpaolo Pro Forma Financial Statements for the six months ended September 30, 2001 by PricewaterhouseCoopers S.p.A.
Exhibit 9	Report on the Conversion of Ordinary Shares of Sanpaolo IMI into preferred Shares.
Exhibit 10	Excerpt from the Shareholders' Agreement dated April 24, 2001 among Compagnia di San Paolo, IFI/IFIL, Societa' Reale Mutua di Assicurazioni and Compagnia Italiana di Previdenza, Assicurazioni e Riassicurazioni S.p.A., and Excerpt from Letter of Intent dated October 18, 2001 among Compagnia di San Paolo, Fondazione di Padova e Rovigo, and Fondazione Bologna.

SANPAOLO IMI S.p.A.

Ordinary and Extraordinary Shareholders' Meeting of March 2, 4 and 5, 2002

An ordinary and extraordinary shareholders' meeting of Sanpaolo will be held in Turin, on March 2, 2002 at 11:00 a.m., or if the required quorum is not reached, alternatively, on March 4, 2002 and March 5, 2002.

The Shareholders will decide on the following matters:

Extraordinary Meeting Agenda:

1. Conversion of certain ordinary shares of Sanpaolo into preferred shares according to applicable Italian law; and

2. Merger of Cardine with and into Sanpaolo and amendment of Articles 1, 2 and 6 of Sanpaolo's by-laws.

Ordinary Meeting Agenda:

1. Increase in number of the members of the Board of Directors and appointment of new members.

In accordance with applicable Italian law, the following documents have been made available at the registered office and at the corporate headquarters of Sanpaolo and at the registered office of Borsa Italiana S.p.A. (the Milan Stock Exchange):

- documents relating to the Extraordinary and Ordinary Meeting Agenda,
- the report of the Board of Directors of Sanpaolo,
- financial statements of Sanpaolo and Cardine for the years 1998, 1999 and 2000, and
- financial statements and certain other reports of the Board of Directors of Sanpaolo.

CARDINE BANCA S.p.A.

Ordinary and Extraordinary Shareholders' Meeting of March 5 and 25, 2002

An ordinary and extraordinary shareholders' meeting of Cardine will be held in Bologna at the Cierrebiclub – Centro sportivo e di rappresentanza della cassa di Risparmio in Bologna S.p.A., via Marzabotto No. 24, on March 5, 2002 at 11:00 a.m., or if the required quorum is not reached, alternatively, on March 25, 2002

The Shareholders will decide on the following matters:

Extraordinary Meeting Agenda:

1. Merger of Cardine with and into Sanpaolo and amendment of Articles 1, 2 and 6 of Sanpaolo's by-laws; and

2. Conversion of ordinary shares of Sanpaolo into preferred shares according to applicable Italian law.

Ordinary Meeting Agenda:

1. Increase in number of the members of the Board of Directors of Sanpaolo and appointment of new members.

PRO FORMA FINANCIAL DATA RELATING TO THE NEW ENTITY

The table below summarizes key data relating to the Sanpaolo group on a pro forma basis; assuming that the merger with Cardine took place on June 30, 2001 with effects showing from the beginning of the fiscal year 2001. For a summary of the criteria used in determining the pro forma financial data, please see Section 5 "Pro forma financial data of the Sanpaolo group" below.

	Pro forma data for first 6 months of 2001
CONSOLIDATED STATEMENT OF INCOME (€/mil)	
Net interest income	2,009
Net commissions and net other dealing revenues	1,550
Administrative costs	(2,300)
Operating income	1,542
Provisions and net adjustments to loans and financial fixed assets	(351)
Income before extraordinary items	1,108
Net extraordinary income	221
Net income	845
CONSOLIDATED BALANCE SHEET (€/mil)	
Total assets	212,687
Loans to customers	124,231
Securities	33,190
Equity investments	4,390
Customer deposits and securities issued	129,750
Subordinated liabilities	5,401
Shareholders' equity	10,660
CUSTOMER FINANCIAL ASSETS (€/mil)	
Customer financial assets	356,427
- Direct deposits	129,750
- Indirect deposits	226,677
- Asset administration	87,248
- Asset management	139,429
CREDIT RISK RATIOS (%)	
Net non-performing loans/Net customer loans	1.0
Net problem loans and loans in restructuring/Net customer loans	1.1
CAPITAL ADEQUACY RATIOS (%)	
Tier 1 capital/Weighted assets	7.8
Total capital/Weighted assets	9.5
Earnings per share (€)	0.45
Shareholders' Equity per share (€)	5.71
OPERATING STRUCTURE	
Employees	46,493
Domestic branches	2,978
Foreign branches and representative offices	100
Financial planners	5,533

1. NOTICE

The *Documento Informativo* has been prepared pursuant to applicable Italian law in order to convey to shareholders and investors information relating to the Sanpaolo-Cardine merger.

The transaction was approved on December 18, 2001 by the Boards of Directors of Sanpaolo and Cardine. The transaction is structured as a merger of Cardine with and into Sanpaolo. The shareholders of Cardine will vote on the Transaction on March 5 and 25, whereas the shareholders of Sanpaolo will vote on March 2, 4 and 5, 2002.

The transaction has been authorized by the Bank of Italy.

In connection with the transaction, it has been proposed to convert certain ordinary shares of Sanpaolo into preferred shares. The report of the Board of Directors on this matter is attached to the *Documento Informativo* as Exhibit 9.

Copies of the *Documento Informativo* have been made available to the public at the following addresses: for Sanpaolo in Turin, Piazza San Carlo 156 and in Rome, Viale dell'Arte 25; for Cardine in Bologna, Via Farini 22. Copies have also been made available and deposited with the Milan Stock Exchange in Milan, Piazza Affari, 6.

Copies have also been deposited with the Italian securities and exchange commission, the CONSOB (Commissione Nazionale per la Societa' e la Borsa).

2. INFORMATION RELATING TO THE TRANSACTION

2.1 DESCRIPTION OF THE TERMS OF THE TRANSACTION

2.1.1 DESCRIPTION OF THE COMPANIES INVOLVED

A) SANPAOLO IMI

Type, Registered Name and Office

For a summary of this section, please see Exhibit 1, page 1, and Exhibit 2, page 7.

Objective

For a summary of this section, please see the Sanpaolo 2000 20-F, Item 10 (Additional Information), (A) Memorandum and Memorandum and Article of Association.

Listing of Shares

For a summary of this section, please see the Sanpaolo 2000 20-F, Item 4 (Information on the Company), (A) History and Development of the Company.

Share Capital

For a summary of this section, please see Exhibit 2, page 8.

Board of Directors and Committees

Board of Directors

For a summary of this section, please see the Sanpaolo 2000 20-F, Item 6 (Directors, Senior Management and Employees), I. Board of Directors.

Board of Statutory Auditors

For a summary of this section, please see the Sanpaolo 2000 20-F, Item 6 (Directors, Senior Management and Employees), 3. Board of Statutory Auditors.

Sanpaolo Group

History

For a summary of this section, please see Exhibit 2, page 8 and the Sanpaolo 2000 20-F, Item 4 (Information on the Company), (A) History and Development of the Company.

Sanpaolo Group Today

For a summary of this section, please see Exhibit 2, pages 8 to 26.

B) CARDINE

Type, Registered Name and Office

For a summary of this section, please see Exhibit 1, page 3.

Objective

Cardine's corporate purpose is to collect deposits from the public and to engage in the business of lending in its various forms in Italy.

Share Capital

For a summary of this section, please see Exhibit 2, page 23.

Board of Directors and Committees

Board of Directors

The Board of Directors of Cardine was elected on October 11, 1999. Its mandate will expire on December 31, 2002. The following table sets forth the names of the members of the Board of Directors of Cardine and their current position.

Name	Position
Orazio ROSSI, born in Montagnana (PD) on 12 February 1932	President
Gianguido SACCHI MORSIANI, born in Scandiano (RE) on 8 October 1934	Vice President
Pio BUSSOLOTTO, born in Vicenza on 7 January 1936	Director*
Leone SIBANI, born in Bologna on 14 April 1937	Director*
Carlo APPIOTTI, born in Alessandria on 16 April 1939	Director
Carlo AUGENTI, born in Rome on 16 February 1946	Director
Nerio BENTIVOGLI, born in Bologna on 30 November 1936	Director
Sergio VACALLARO, born in Stanghella (PD) on 15 September 1943	Director
Fabio CERCHIAI, born in Florence on 14 February 1944	Director
Giovanni CONSORTE, born in Chiete on 16 April 1948	Director
Giandomenico DI SANTE, born in Teramo on 23 February 1936	Director
Giovanni MAIANI, born in Mattuglie-Fiume on 1 June 1938	Director
Francesco MASSARI, born in Greco Milanese (MI) on 28 March 1920	Director
Paolo MAZZI, born in Isola d'Istria (Slovenia) on 10 October 1946	Director
Pier Vincenzo PASTORE, born in Bologna on 12 August 1930	Director
Valentino ROMANI, born in Badia Polesine (RO) on 20 June 1929	Director
Emilio RUBBI, born in Bologna on 15 June 1930	Director
Filippo SASSOLI DE BIANCHI, born in Bologna on 15 October 1934	Director

Name	Position
Gianfranco SCARPARI DI PRA'ALTO, born in Adria (RO) on 4 October 19242	Director
Mario STEFANELLI, born in Bologna on 16 October 1929	Director
Roberto TONINI, born in Venice on 9 May 1938	Director
Lionello TONIOLLI, born in Padova on 27 March 1960	Director
Romano VOLTA, born in Bologna on 15 February 1937	Director

* Chief Executive Officer.

Board of Statutory Auditors

The Board of Statutory Auditors of Cardine was elected on October 11, 1999. Its mandate will last for 3 years. The following table sets forth the names of the members of the Board of Statutory Auditors of Cardine and their current position.

Name	Position
Stefano COMINETTI, born in Bologna on 17 April 1958	President
Lodovico FRANZINA, born in Vicenza on 7 February 1928	Auditor
Erasmo SANTESSO, born in Padova on 21 January 1948	Auditor
Alberto SICHIROLLO, born in Rovigo on 30 December 1957	Alternate Auditor
Gianfranco TOMASSOLI, born in San Leo (PS) on 9 September 1943	Alternate Auditor

Cardine Group

History

For a summary of this section, please see Exhibit 1 pages 22 to 26.

The Cardine Group Today

For a summary of this section, please see Exhibit 2, page 27.

2.1.2 Structure of the Transaction

For a summary of this section, please see Exhibit 2, pages 47 to 50.

Amendments to the By-laws

For a summary of this section, please see Exhibit 2, pages 51 and 52.

Corporate Governance of the new group

For a summary of this section, please see Exhibit 2, pages 49 and 50.

Conversion of ordinary shares into preferred shares

For a summary of this section, please see Exhibit 9.

The SGR

For a summary of this section, please see the Sanpaolo 12/18/01 Form 6-K dated December 18, 2001, page 8 and Exhibit 2, pages 5 and 6.

Recent Legal Developments

This sub-chapter discusses recent Italian legal developments affecting the SGR. Among others, this sub-chapter mentions Article 11 of Italian law 448 dated December 28, 2001 which introduces certain requirements relating to the management of the SGR.

2.1.2.1 Determination of the Exchange Ratio. Criteria Used and Valuation of the Companies.

For a summary of this section, please see Exhibit 2 page 38.

Documentation

For a summary of this section, please see Exhibit 2, pages 38 and 39.

Date of Reference of the Shares

For a summary of this section, please see Exhibit 2, page 39.

Process of Exchange Ratio Determination

For a summary of this section, please see Exhibit 2, page40.

Methodologies of Valuation Used

For a summary of this section, please see Exhibit 2, page 40.

Stock Market Quotation Criteria

For a summary of this section, please see Exhibit 2, page 41.

Market Multiples

For a summary of this section, please see Exhibit 2, page 42.

Analysis of Premiums and Multiples Paid in Comparable Transactions

For a summary of this section, please see Exhibit 2, page 44.

Results and Conclusions

For a summary of this section, please see Exhibit 2, page 45.

2.1.2.2 Tax Implications for the Companies

For a summary of this section, please see Exhibit 2, page 50.

2.1.3 Changes in Shareholdings

For a summary of this section, please see Exhibit 2, pages 49 and 50.

2.1.4 Effects of the Transaction on Shareholders' Agreements

For a summary of this section, please see Exhibit2, page 56.

2.2 MOTIVES AND GOALS OF THE TRANSACTION

2.2.1 Objectives

For a summary of this section, please see Exhibit 2, pages 33 to 34

2.2.2 Business Plan

For a summary of this section, please see Exhibit 2, pages 35, 36 and 37.

2.3 DOCUMENTS MADE AVAILABLE TO THE PUBLIC

For a summary of this section, please see 1. NOTICE above.

3. IMPACT OF THE MERGER

For a summary of this section, please see Exhibit 2, page 37.

4. CARDINE BANCA – SELECTED FINANCIAL DATA

Summary of Cardine Group Financial Data

	First six months 2001	First six months 2000	Fiscal Year ended December 31, 2000	Change first six months 2001 First six months 2000
CONSOLIDATED STATEMENT OF INCOME (€/mil)				
Net interest income	586	531	1,084	10.4
Net commissions and net other dealing revenues	221	212	432	4.2
Administrative costs	(516)	(481)	(979)	7.3
Operating income	342	313	661	9.3
Provisions and net adjustments to loans and financial fixed assets	(100)	(89)	(176)	12.4
Income before extraordinary items	228	211	457	8.1
Net extraordinary income	44	46	83	(4.3)
Net income	157	160	303	(1.9)
CONSOLIDATED BALANCE SHEET (€/mil)				
Total assets	39,237	37,962	38,746	3.4
Loans to customers of which:	26,052	22,740	24,783	4.6
- *Non-performing*	547	602	542	(9.1)
- *Problem Loans*	524	518	506	1.1
Securities	6,798	7,978	6,669	(14.8)
Equity investments	284	290	314	(2.1)
Customer deposits and securities issued	24,621	23,723	23,965	3.8
Subordinated liabilities	223	288	220	(22.6)
Shareholders' equity	3,457	3,281	3,430	5.4
CUSTOMER FINANCIAL ASSETS (€/mil)				
Customer financial assets	48,849	48,575	8,550	0.6
- Direct deposits	24,621	23,723	3,965	3.8
- Indirect deposits	24,228	24,852	4,585	(2.5)
- Asset administration	12,396	12,415	2,291	(0.2)
- Asset management	11,832	12,437	2,294	(4.9)
CREDIT RISK RATIOS (%)				
Net non-performing loans/Net customer loans	2.1	2.6	2.2	
Net problem loans and loans in restructuring/Net customer loans	2.0	2.3	2.0	
CAPITAL ADEQUACY RATIOS (%)				
Tier 1 capital/Weighted assets	10.5	11.1	10.9	
Total capital/Weighted assets	10.7	11.6	11.2	
SHARES				
Number of shares (millions)	275	272	272	1.1
Earnings per share (€)	0.57	0.59	1.11	(2.9)
Shareholders Equity per share (€)	12.57	12.06	12.61	4.2

OPERATING STRUCTURE				
Employees	10,865	10,274	10,524	5.8
Domestic branches	808	775	794	4.3
Foreign branches and representative offices	5	5	5	-

Reclassified Consolidated Balance Sheet

For a summary of this section, please see Exhibit 2, page 28.

Reclassified Consolidated Statement of Income

For a summary of this section, please see Exhibit 2, page 29.

Explanatory Notes to Selected Financial Data

The reclassified consolidated balance sheet and the reclassified consolidated statement of income have been based on data contained in the consolidated financial statements of Cardine group for the fiscal year ended December 31, 2000 audited by KPMG S.p.A. and on the financial data for the six months ended June 30, 2000 and June 30, 2001 as approved by the Board of Directors of Cardine. The financial data referred to above have also been reviewed by KPMG S.p.A. and Arthur Andersen S.p.A. The reviews indicated that nothing came to the auditor's attention that suggested the statements did not comply with the applicable accounting requirements.

The Financial Statements of the Cardine group have been prepared pursuant to the applicable Bank of Italy rules and regulations and follow the accounting principles of the Italian National Councils of Certified Public Accountants (*Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri*).

The Explanatory Notes to Financial Data further explain the accounting methods applied to the financial data and discuss the Cardine Group results.

The Explanatory Notes have been omitted but may be found in the original Italian version.

For a summary of The Explanatory Notes, please see Exhibit 2, pages 30 to 32.

5. PRO FORMA FINANCIAL DATA OF THE SANPAOLO GROUP

The following paragraphs discuss the pro forma financial data relating to:

- the reclassified consolidated balance sheet; and
- the reclassified consolidated statement of income.

Per share pro forma information have been prepared using the Sanpaolo Group data as of June 30, 2001. The pro forma information has been calculated in order to represent the impact of the merger with Cardine as if the merger had occurred, for balance sheet purposes, as of June 30, 2001 and, for income statement purposes, as of January 1, 2001.

The reclassified consolidated balance sheet and the reclassified consolidated statement of income have been reviewed by PricewaterhouseCoopers S.p.A. ("**PWC**").

Reclassified consolidated balance sheet as of June 30, 2001.

	Sanpaolo Group	Cardine Group	Combination	Pro forma adjustments	Pro forma Data
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS					
Cash deposits with central banks and post offices	478	192	670	-	670
Loans	117,097	28,702	145,799	(319)	145,480
Due from banks	98,380	26,052	124,432	(201)	124,231
Loans to customers	18,717	2,650	21,367	(118)	21,249
Dealing securities	21,777	6,091	27,868	-	27,868
Fixed assets	11,000	1,857	12,857	(134)	12,723
Investments securities	4,615	707	5,322	-	5,322
Equity investments	4,240	284	4,524	(134)	4,390
Intangible fixed assets	377	70	447	-	(447)
	-	-	-	-	-
Tangible fixed assets	1,768	796	2,564	-	2,564
Differences arising on consolidation and on application on the equity method	1,064	221	1,285	(221)	1,064
Other assets	22,626	2,174	24,800	82	24,882
Total assets	**174,042**	**39,237**	**213,279**	**(592)**	**212,687**
LIABILITIES					
Payables	136,156	32,335	168,491	(139)	168,352
Due to customers	31,032	7,714	38,746	(144)	38,602
Customers' deposits and securities issued	105,124	24,621	129,745	5	129,750
Provisions	4,241	823	5,064	12	5,076
For taxation	864	153	1,017	12	1,029
For termination indemnities	758	221	979	-	979
For risks and charges	1,509	159	1,668	-	1,668
For pensions and similar	1,110	290	1,400	-	1,400
Other liabilities	20,062	2,305	22,367	-	22,367
Subordinated liabilities	5,178	223	5,401	-	5,401
Minority interests	737	94	831	-	831
Shareholders' Equity	7,668	3,457	11,125	(465)	10,660
Total liabilities	**174,042**	**39,237**	**213,279**	**(592)**	**212,687**

For the notes please see page 44 of the Documento Informativo.

Other Pro forma data

	Sanpaolo Group	Cardine Group	Combination	Pro forma adjustments	Pro forma Data
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
Customer Financial Assets	830	547	1,377	(100)	1,277
Loans to Customers	867	524	1,391	(75)	1,316
Indirect Deposits	202,449	24,228	226,677	-	226,677
Asset Administration	*78,852*	*12,396*	*87,248*	-	*87,248*
Asset Management	*127,597*	*11,832*	*139,429*	-	*139,429*
Capital Adequacy Ratios (%)					
Tier 1 capital/Weighted assets	7.2	10.5	n.a.	-	7.8

	Sanpaolo Group	Cardine Group	Combination	Pro forma adjustments	Pro forma Data
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
Total capital/Weighted assets	9.2	10.7	n.a	-	9.5
Operating Structure					
Employees	35,628	10,865	46,493	-	46,493
Domestic branches	2,170	808	2,978	-	2,978
Foreign branches and representative offices	95	5	100	-	100
Financial planners	5,529	4	5,533	-	5,533

Pro forma reclassified consolidated statement of income for the six months ended June 30, 2001

	Sanpaolo Group	Cardine Group	Combination	Pro forma Adjustments (1)	Pro forma Financial Data
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
Net Interest Income	1,423	586	2,009	-	2,009
Net commissions and other net dealing revenues	1,329	221	1,550	-	1,550
Profits and losses from financial transactions and dividends on shares	138	15	153	-	153
Profits from companies carried at equity and dividends from shareholdings	144	17	161	-	161
Net Interest and Other Banking Income	3,034	839	3,873	-	3,873
Administrative costs	(1,784)	(516)	(2,300)	-	(2,300)
Personnel	(1,116)	(331)	(1,447)	-	(1,447)
Other administrative costs	(563)	(151)	(714)	-	(714)
Indirect duties and taxes	(105)	(34)	(139)	-	(139)
Other operating income, net	123	57	180	-	180
Adjustments to tangible and intangible fixed assets	(173)	(38)	(211)	-	(211)
Operating Income	1,200	342	1,542	-	1,542
Adjustments to goodwill and merger and consolidation differences	(69)	(14)	(83)	-	(83)
Provisions and net adjustments to loans and financial fixed assets	(251)	(100)	(351)	-	(351)
Income Before Extraordinary Items	880	228	1,108	-	1,108
Net extraordinary income	177	44	221	-	221
Income Before Taxes	1,057	272	1,329	-	1,329
Income taxes for the period	(315)	(110)	(425)	-	(425)
Change in reserves for general banking risks	4	(3)	1	-	1
Income attributable to minority interests	(58)	(2)	60)	-	(60)

	Sanpaolo Group	Cardine Group	Combination	*Pro forma* Adjustments (1)	*Pro forma* Financial Data
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
Net Income	688	157	845	-	845

(1) Pro forma adjustments are not shown because they are considered to be not relevant or not material.

Pro forma adjustments to the reclassified consolidated balance sheet as of June 30, 2001.

	Sanpaolo share Buy-back	*Effects of* the Merger	Asset's Readjustments	Adjustments relating to Sanpaolo-Cardine cross-ownership and *accounting* methods	*Pro forma* Adjustments
			(€/mil)		
Assets					
Cash and deposits with central banks and post offices					
Loans				(319)	(319)
due from banks				(201)	(201)
loans to customers				(118)	(118)
Dealing securities					
Fixed assets		(81)	(53)		(134)
investment securities					
equity investments		(134)			(134)
intangible fixed assets		53	(53)		
tangible fixed assets					
Differences arising on consolidation and on application of the equity method			53	(274)	(221)
Other assets				82	82
Total assets		(81)		(511)	(592
Liabilities					
Payables	5			(144)	(139)
due to banks				(144)	(144)
customer deposits and securities issued (1)	5				5
Provisions				12	12
for taxation				12	12
for termination indemnities					
for risks and charges					
for pensions and similar					
Other liabilities					

Subordinated liabilities					
Minority interests					
Shareholders equity(2)	(5)	(81)		(379)	(465)
Total liabilities		(81)		(511)	(592)

For the notes please see page 46 of the Documento Informativo.

Reconciliation of shareholders' equity and shareholders' equity pro forma as of June 30, 2001.

	Net income	Capital and reserves	Shareholders' Equity
		€/mil	
Sanpaolo IMI S.p.A.	558	6,628	7,186
Sanpaolo Group (consolidated)	688	6,980	7,668
Pro Forma Sanpaolo Group – Cardine Group (Consolidated).........	845	9,815	10,660

5.2 PRO FORMA SHARE RATIOS

Section 5.2 discusses and explains the pro forma and historical share ratios as of June 30, 2001 and provides a table reporting data per share (historical and pro forma, as of June 30, 2001) for the Sanpaolo Group including, among others, the average number of shares in circulation in the first six months of 2001, the number of shares in circulation in the first six months of 2001, shareholders' equity per share, and earnings per share.

6. PERSPECTIVES OF THE SANPAOLO GROUP

For a summary of this section, please see Exhibit 2, page 35.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Language contained in this summary of the *documento informativo* and its exhibits contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events and financial performance. Such forward looking statements relate in particular to management's forecast of financial performance in connection with Sanpaolo's plan of merger and expected results. This forecast includes Sanpaolo's expected financial growth, the level of total costs associated with the merger. Sanpaolo's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause Sanpaolo's group actual results to differ materially from those projected or implied in any forward-looking statements:

- the impact of regulatory decisions and changes in the regulatory environment;
- Sanpaolo's ability to achieve the expected return on the significant investments and capital expenditures it has made;
- the impact of political and economic developments in Italy and other countries in which the Group operates; and
- the impact of fluctuations in the Italian economy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results in connection with the merger with Cardine Banca.

Exhibit 1

SANPAOLO IMI S.P.A.

CARDINE BANCA S.P.A.

PROJECT: MERGER BY INCORPORATION
INTO SANPAOLO IMI S.P.A.
OF CARDINE BANCA S.P.A.
PURSUANT TO ARTICLE 2501 *BIS* CIVIL CODE

PROJECT: MERGER BY INCORPORATION INTO SANPAOLO IMI S.P.A. OF CARDINE BANCA S.P.A. PURSUANT TO ARTICLE 2501 BIS CIVIL CODE

Given that

a) it is intended to proceed to the merger by incorporation into the company SANPAOLO IMI S.p.A. ("SANPAOLO IMI" or also "incorporating company") of the company Cardine Banca S.p.A. ("company to be incorporated");
b) before the date of legal effectiveness of the merger and subordinate to legal authorisations, the company to be incorporated will confer the banking business – except for certain items concerning, in particular, the following categories: loans to and from banks, securities, shareholdings, tangible and intangible fixed assets – wholly subscribed and free of the capital increase voted by the extraordinary Shareholders' Meeting of the conferred party, wholly controlled by the conferring company;
c) the conferral and the merger are described and explained in the reports of the Boards of Directors of the companies to their respective shareholders' meetings;
d) the merger will take place with reference to the balance sheet situation of the companies at 30 September 2001;
e) the merger will not give rise to a right of recession pursuant to Article 2437 of the civil code, given that the incorporating company has the same corporate purpose as the company to be incorporated,

Given all the above

the present project of merger by incorporation is presented for the approval of the shareholders' meetings of the incorporating company and the company to be incorporated.

I) Type, registered name and office of the companies participating in the merger

The incorporating company

SANPAOLO IMI S.p.A., registered office in Turin, Piazza San Carlo 156 and secondary office, with fixed representation, in Rome, Viale dell' Arte 25, equity capital of Euro 3,932,435,119.20 wholly paid, divided into

1,404,441,114 ordinary shares of nominal value Euro 2.80, registered in the Turin Company Register 06210280019, registered in the Register of Banks and Parent Bank of the Gruppo Bancario SANPAOLO IMI, registered in the Register of Banking Groups.

The company to be incorporated

Cardine Banca S.p.A., legal office in Bologna, Via Farini 22 and General Management in Padua, Via Trieste 57/59, equity capital of Euro 1.429.536.596,80 wholly paid, divided into 274,910,884 ordinary shares of nominal value Euro 520, registered in the Bologna Company Register 04129910370, registered in the Register of Banks and Parent Bank of the Gruppo Bancario Cardine, registered in the Register of Banking Groups.

II) Articles of the incorporating company and amendments resulting from the merger

As a result of the merger the incorporating company will amend its articles with reference to the following:

Article 1: to simplify the formulation, providing for the elimination of reference to previous mergers;
Article 2: to provide for a further secondary office with fixed representation for the current legal office of the company to be incorporated - Cardine Banca S.p.A.;
Article 6: to accept the amendments concerning the amount of equity capital and number of shares in which it may be divided, following the issue of shares to serve the exchange ratio described in point III);

All the amendments indicated above will become effective from the date of legal effect of the merger, for which reference is made to point VI).

The Board of Directors of SANPAOLO IMI, in a separate agenda point, ha also proposed for the approval of the shareholders' meeting of the incorporating company the amendment of articles 6, 10, 22 and 24 of its Articles , to accept the amendments concerning the conversion, pursuant to Article 28, paragraph 3, letter a), of D. Lgs. 17.5.1999 n. 153, as well as Article 2, paragraph 2, letter a) L. 23.12.1998 n. 461, of ordinary shares of SANPAOLO IMI into newly issued preferred shares of SANPAOLO IMI, subordinate to the approval of this merger project and the conversion by the Shareholders' Meeting of company to be incorporated, as well as the signing of the act of merger.

The text of the Articles of the incorporating company, with the amendments resulting from merger reported above, is attached to the present project as an integral and substantive part of it. Also separately attached are the amendments to the Articles concerning the conversion of the ordinary shares into preferred shares, which will be effective on the same date as the legal effects of the merger and immediately following it.

III) Exchange ratio and compensation in cash

The following exchange ratio has been determined:

1.7950 ordinary shares of the incorporating company for 1 ordinary share of Cardine Banca S.p.A. held by shareholders other than the companies participating in the merger.

No compensation in cash is envisaged.

IV) Means of assigning the shares of the incorporating company

Shares of the incorporating company will not be assigned in violation of the prohibition pursuant to Article 2504 *ter* of the civil code and thus the shares of the company to be incorporated which become the property of the companies participating in the merger will be cancelled without substitution.

To serve the exchange SANPAOLO IMI will increase its equity capital for a maximum of 1,381,702,103.60 Euro. This capital increase may be less in consideration of Article 2504 *ter* of the civil code, or if to serve the exchange ratio SANPAOLO IMI may decide to use, for the difference, any own shares in portfolio at the date of effectiveness of the merger for a maximum of 70,000,000 shares, for a total nominal amount of Euro 196,000,000.00.

Taking account of the above, SANPAOLO IMI, in terms of the legal effects of the merger, will issue:

- Up to a maximum of 493,465,037 ordinary shares of nominal value , Euro 2.80 which will be assigned to the shareholders of the company to be incorporated against the cancellation and exchange of a maximum of 274,910,884 ordinary shares of the company to be incorporated - Cardine Banca S.p.A. - nominal value Euro 5.20 in circulation.

Shareholders of the company to be incorporated will be provided with facilities to deal in any fractions of shares, at market prices, without charges and commissions.

The newly issued ordinary shares will be quoted pari passu with the SANPAOLO IMI shares already in circulation.

V) Date from which the newly issued shares will participate in profits

The shares issued by the incorporating company will be valid from 1 January 2002.

VI) Date of effect of the merger

The legal effects of the merger will take place from 1 June 2002 or, when the final registration pursuant to Article2504 *bis* of the civil code follows that date, from the first day of the month following the final registration. The operations of the company to be incorporated will be included in the financial statements of the incorporating company, also for tax purposes, from 1 January 2002.

VII) Particular treatment reserved to particular categories of shareholders or holders of securities other than shares

The merger does not envisage any particular treatment in favour of categories of shareholders, nor holders of securities other than shares.

VIII) Particular advantages proposed in favour of the directors of the companies in the merger

No particular advantages for the directors of the companies participating in the merger are envisaged.

* * * * * * * *

Exhibit 2

SANPAOLO IMI S.P.A.

REPORT OF THE BOARD OF DIRECTORS
PROJECT: MERGER BY INCORPORATION
INTO SANPAOLO IMI S.P.A.
OF CARDINE BANCA S.P.A.
EX ART. 2501 *QUATER* OF THE ITALIAN CIVIL CODE

Contents

Report of the Board of Directors of SANPAOLO IMI
PROJECT: MERGER BY INCORPORATION INTO SANPAOLO IMI S.P.A. OF CARDINE BANCA S.P.A. EX ART. 2501 *QUATER* OF THE ITALIAN CIVIL CODE

Shareholders,

You have been called to this Extraordinary Shareholders' Meeting to deliberate on the project of merger by incorporation into SANPAOLO IMI S.p.A. of Cardine Banca S.p.A.

INTRODUCTION

Encouraged by the progressive reduction of the limitations placed upon financial intermediation, the attenuation of segmentation in the financial system and worldwide expansion of the capital markets, the process of concentration in financial services, launched in the United States from the 1980s, was successively extended to other industrial countries, recently acquiring a particular intensity in the European markets.

In Italy in the course of the past decade more than 500 aggregation operations, net of infragroup consolidation, have been recorded. The total concentration of the banking system, measured as total funds intermediated, which remained largely stable until 1997, has more than doubled in recent years, with aggregation concerning market shares representing almost half of the funds intermediated in the system. [1]

Furthermore the acquisitions and growth strategies among the major Italian institutions have led to an increase in concentration at the top of the system. The market share of the leading 5 groups in total funds intermediated has risen from 29% in 1990 to 54% at the end of 2000, in line with the average for EU countries.

Notwithstanding the foregoing, the size of the biggest Italian banks still seems limited when assessed in the wider European context, where the next phase of consolidation will occur: in fact, no Italian bank figures among the top 15 by market capitalisation.

On the other hand, the achievement of a certain level of saturation in terms of sales channels has been reached: the number of financial sales points [2] has grown annually by approximately 15% since 1995, while the number of financial sales people grew by 18%. Furthermore, supply from the financial sales forces of

[1] Source: Banca d'Italia, Annual Report 2001.

[2] Branches, financial shops and light branches.

the Poste Italiane, with its network of 14,000 branches (50% of the total branches of the banking system) is increasing. The level of competition in the industry thus tends to grow.

The development prospects for the market certainly still seem positive, above all in certain high added value segments; the rates of growth reached in the recent past in certain important areas of business are not however easily sustainable, especially if the conditions of market instability and economic slowdown continue. There is thus a certain pressure on margins and profitability.

In the current context therefore it seems appropriate to consider industrial operations aimed at consolidation which, with the achievement of an adequate critical mass, the putting together of know-how and shared investments and support activities, open the way to economic synergies and cost savings and at the same time exploit, with improved service capacity, brand strength, local roots and proximity to clients.

The merger between SANPAOLO IMI and Cardine Banca is fully in this strategic vision.

The SANPAOLO IMI Group was created in 1998 from the merger between Sanpaolo, a commercial bank with a vast base of retail and corporate customers, and IMI, specialised in investment banking and medium- and long term lending, as well as a leader in personal financial services.

The Group has pursued in these years a policy of development which, while keeping close attention on the cost/income ratio, has aimed at both extending geographical coverage and widening the market outlets for its products, exemplified in the acquisition of control of Banco di Napoli and other strategic investments, and also strengthening its leadership in high added value business, further reinforcing its skills and competencies through investments and appropriate organisational solutions, such as the constitution of the Wealth Management arm.

The Cardine Group, one of the top 10 Italian banking groups in terms of assets, was created at the beginning of 2000 from the merger of Casse Venete Banca and CAER.

The aim of the operation was the constitution of a banking group strongly rooted in its chosen territory, able to achieve cost benefits and economies of scope through the centralisation of services and support activities and the strengthening of its product offer, as well as to participate proactively in the process of concentration in course in the Italian and European financial sector.

The Cardine Group is organised on a federal model, giving the individual operating companies autonomy in their respective areas and centralising the functions of direction, governance and control in the Parent Bank. The aim is to provide the most appropriate answers to customers' needs, through the best management of competencies and professional skills within the Group.

The integration of the SANPAOLO IMI and Cardine Groups, bringing together institutions with strong territorial roots, able to bring out significant specialist competencies and, at the same time, highly complementary, continues and enhances the development lines thus far pursued by both parties.

The industrial logic underpinning the operation is strong:

- to achieve a leading domestic dimension, necessary to ensure the possibility to compete with success in Europe;
- the bank distribution networks have very limited areas of overlap;
- to provide important economies of scale and scope bringing together appropriate critical masses with high competencies and professional skills;
- to facilitate the achievement of greater development opportunities and corroborate the initiatives undertaken to date by the two Groups.

These industrial presuppositions, which for some time have led Cardine Banca and SANPAOLO IMI to make contact to evaluate forms of aggregation, are also shared by the Compagnia di San Paolo, on the one hand, and the Fondazione Cassa di Risparmio di Padova e Rovigo and the Fondazione Cassa di Risparmio in Bologna, on the other. These parties, as major shareholders of the two banks, in order to encourage the realisation of an integration project between the two banks, on 18 October 2001 signed a letter of intent, designed to set out a *schema* of the possible structure of the integration of Cardine Banca into SANPAOLO IMI and the lines of corporate governance of the entity created by the merger. The extract of the letter was published pursuant to Article 122 of d.lgs. n.58/1998.

The project envisages the incorporation of Cardine Banca into SANPAOLO IMI, with the reestablishment of the former, through a conferral into a new banking company with legal office in Padua and with sub-holding functions (Nuova Cardine Banca) for the banks it currently controls. In line with the industrial plan and the strategic lines of the New Group, Nuova Cardine Banca will ensure management continuity in the relationship with the banks controlled and with the region, pursuing the development lines, appropriately adjusted to the new context, as already initiated right from the merger of Casse Venete and CAER.

Following the operation, therefore, SANPAOLO IMI will be the Parent Bank of the Banking Group of the same name resulting from the integration.

In the context of the operation, the three Fondazioni which signed the letter of intent, to ensure equal weight – also in the future – to the Compagnia di San Paolo on the one hand, and the Fondazione di Padova e Rovigo and Fondazione di Bologna on the other, as well as to reach a balanced form of corporate governance, with a coherent role for the various shareholding components, have further agreed:

a) to request the conversion into preferred shares without voting rights in the ordinary Shareholders' Meeting, pursuant to Article.28 of Law 153/99 and with effectiveness subordinated to the merger, of their shares exceeding 15% of the ordinary equity capital of SANPAOLO IMI, which will remain following the merger and the conversion;
b) to entrust to an independent institution which will operate according to professional criteria in managing the shareholdings represented by ordinary shares.

With reference to the first point, it is further envisaged that the preferred shares will be reconverted automatically into ordinary shares in the case of sale to third parties, or at the end of a period of 10 years from the date of effectiveness of the merger.

With reference to the second point, the Fondazioni have demonstrated their intention to use an instrument which will make the exercise of voting rights independent and professional, entrusting to an SGR, to which the management of the shareholdings of the Fondazioni, represented by ordinary shares, will be conferred, equal in total to 15% of the ordinary capital of SANPAOLO IMI, which will remain after the merger and conversion, including the exercise of voting rights.

The model of corporate governance suggested in the letter of intent envisages that the Compagnia di San Paolo, which in April 2001 signed a consultation arrangement with other shareholders of SANPAOLO IMI (IFI/IFIL and Reale Mutua), will work to obtain their agreement to the continuation of that arrangement, with the SGR substituting the Compagnia. Furthermore the Fondazioni are required to extend the arrangement also to the Caisse des Depots et Consignations Group.

The rules governing the organisational functioning of the New Group envisage full centralisation of strategic decisions and a strong delegation of operational decisions. The system of governance which will regulate relations between the Parent Bank and the operating units (divisions of the Parent Bank, subsidiary companies) and appropriate mechanisms to coordinate and regulate relations between the operating units will be aimed at ensuring a single strategic direction and a systematic supervision of risk, maintaining, at the same time, managerial responsibility for economic performance.

The strategy will be designed to make the New Group the reference point for the principal customer segments served today and to consolidate its current position of strength in Italy, with value creation and profitability in line with the highest European levels.

The SANPAOLO IMI shares are traded on the Mercato Telematico of the Borsa Italiana, the NYSE in New York and SEAQ International in London. The merger thus allows shareholders of Cardine Banca to benefit from quotation in the primary market, thus holding a security with high liquidity and transparency in value.

Following are presented the profiles of the Groups participating in the merger and of the New Group, the industrial plan, the criteria to determine the exchange ratio, as well as the legal profiles and the means to proceed.

THE SANPAOLO IMI GROUP

Constitution, capital and shareholding structure

The SANPAOLO IMI Group was created as a result of the merger by incorporation of the Istituto Mobiliare Italiano into the Istituto Bancario San Paolo di Torino. The operation, approved by the Shareholders' Meeting on 31 July 1998, had legal effect from 1 November 1998, while in accounting and tax terms it had retroactive effect from 1 January of the same year.

Further evolution, always with a great attention to the cost/income ratio, aimed to increase the geographical coverage of the network and the width of the market for the Group's products and services. In this context the acquisition of the Banco di Napoli as well other strategic investments were effected.

Group shareholders' equity at 30 September 2001 is 7,970 million Euro net of own shares held by the Parent Bank. The equity capital of SANPAOLO IMI S.p.A. is Euro 3,932,435,119.2 wholly paid, divided into 1,404,441,114 ordinary shares of nominal value Euro 2.8.

At 6 December 2001, the shareholder structure of SANPAOLO IMI, based on available information, was as follows:

	%
Compagnia di San Paolo	16.13
Santander Central Hispano	6.48
Monte dei Paschi di Siena	6.15
Giovanni Agnelli e C.	4.98
Fondazione Cariplo	2.77
Ente Fondazione Cassa di Risparmio di Firenze	2.57
Caisse des Dépôts et Consignations (CDC)	2.04
Società Reale Mutua di Assicurazione	2.00
Fondazione Cassa di Risparmio di Venezia	1.96
Other shareholders (*)	54.92
Total	100.00

(*)The item includes own shares held by the Group

With reference to capital adequacy against credit and market risk, the following table gives the regulatory capital, risk-weighted assets and solvency ratios at 30 June 2001 and 31 December 2000.

Regulatory capital and capital adequacy

	30/6/2001	31/12/2000
Regulatory capital (€/mil)		
Tier 1 capital	**7.492**	6.868
Tier 2 capital	**3.212**	3.257
less: pescribed deductions	**-1.761**	-1.259
Regulatory capital	**8.943**	8.866
Subordinated tier 3 capital	**615**	601
Total capital	**9.558**	9.467
Weighted assets (€/mil)		
Lending risk	**94.788**	95.050
Market risk	**8.450**	8.087
Other requirements	**600**	513
Total assets	**103.838**	103.650
Capital adequacy ratios (%) (1)		
Tier 1 ratio	**7,2**	6,6
Total capital ratio	**9,2**	9,1

(1) The ratios reflect the Bank of Italy's regulatory clarifications made in its technical note of 3 August 2001.

At the end of September 2001 the ratio of regulatory capital to total weighted assets against credit and market risks was estimated at 9.5%; the ratio of Group primary capital to total weighted assets was estimated at 7.4%.

The structure of the Group and business sectors

Since its origin the SANPAOLO IMI Group has been organised by Business Areas with operating autonomy; such a structure has been adopted with these aims:

- to answer effectively to the mutable competitive scenario;
- to clearly identify the return of each business, taking into account its risks;
- to establish the adequacy of total capital and its correct allocation within the Business Areas;
- to obtain a strong management involvement with respect to results.

The following table gives the structure of the Group at 30 September 2001. Such articulation, put into effect at 1 September 2001, is the result of a re-organisation effected in order to better focus the Group's Business Areas in their respective markets and to allow more efficient customer management. In particular the re-organisation has implied the setting-up of two autonomous Business Areas in Retail Banking, the Sanpaolo Network and the Other Networks, instead of Commercial Banking which included the operations of the Italian Branch Network of the Parent Bank, the French subsidiary Banque Sanpaolo and the Hungarian Inter-Europa Bank.

SANPAOLO IMI Group structure at 30/9/2001



RETAIL BANKING
SANPAOLO NETWORK
- Parent Bank
- Sanpaolo Leasint (100%)
- Finconsumo Banca (50%)
BANCO DI NAPOLI (100%) (1)
OTHER NETWORKS
- Banque Sanpaolo (France) (100%)
- Cassa di Risparmio di Firenze (18,7%)
- Cassa dei Risparmi di Forlì (21%)
- Inter-Europa Bank (Hungary) (32,5%)
WEALTH MANAGEMENT
WEALTH MANAGEMENT SANPAOLO IMI
- Sanpaolo IMI Asset Management
- Sanpaolo Vita
- Sanpaolo Life (Ireland)
- Sanpaolo Bank (Luxembourg)
- Sanpaolo Bank (Austria)
- Sanpaolo Fiduciaria
- Sanpaolo Gestion Internationale (Luxembourg)
- Sanpaolo IMI Institutional Asset Management
- Sanpaolo IMI Alternative Investments
- SP Private Banking (Switzerland)
CENTRAL FUNCTIONS
PARENT BANK FUNCTIONS
SHAREHOLDING INVESTMENTS
- Santander Central Hispano (3.0%)
- Other shareholdings
TREASURY
- Parent Bank
- Sanpaolo IMI US Financial (United States)
- Sanpaolo IMI Bank International (Madeira, Portugal)
WORKOUT
PROPERTY
PERSONAL FINANCIAL SERVICES
BANCA FIDEURAM (74%)
- Financiere Fideuram (France)
- Wargny Management (France)
- Fideuram Fondi
- Fideuram Vita
- Fideuram Capital
- Fonditalia Mgt (Luxembourg)
- Fideuram GPM
- Fideuram Bank (Luxembourg)
- Interfund Advisory Co (Luxembourg)
- Fideuram Assicurazioni
- Fideuram Fund (Luxembourg)
- Fideuram Fiduciaria
- Fideuram Bank Suisse (Switzerland)
- ISAC (Luxembourg)
- Fideuram Gestions (Luxembourg)
- Fideuram Multimanager Fund (Luxembourg)
BANCA SANPAOLO INVEST
- Sanpaolo Invest Ireland (Ireland)
IMIWEB BANK
- IMIWeb UK (United Kingdom)
BANCA PRIVATE
WHOLESALE BANKING
CORPORATE
- Parent Bank
- Sanpaolo IMI Bank Ireland (Ireland)
PUBLIC WORKS AND INFRASTRUCTURE
- Banca OPI
INVESTMENT BANKING
- Banca IMI
- IMI Bank (Luxembourg)
- IMI Investments (Luxembourg)
- IMI Capital Markets USA (United States)
- Banca IMI Securities (United States)
MERCHANT BANKING
- NHS (51%)
- LDV Holding (Netherlands)

(1) Shareholding in ordinary capital.

A brief description of each Business Area follows.

Retail Banking

Oversees business with households and small and medium-sized companies. Includes:

- the Sanpaolo Network, operating in Italy through the 1,368 branches of the Parent Bank SANPAOLO IMI and the Internet, phone and mobile banking direct channels; the Network is structured in two Divisions, the first dedicated to private customers and small entrepreneurs, the second to companies with turnover of less than 500 billion Lire.

- the Banco di Napoli, which became part of the SANPAOLO IMI Group in the second half of 2000, operating in retail business in the regions of southern Italy through its network of 731 branches;

- the Other Networks, which include the French subsidiary Banque Sanpaolo and the Hungarian Inter-Europa Bank; the Italian distribution networks of Cassa di Risparmio di Firenze, where the Group has a stake of 18.7%, and Cassa dei Risparmi di Forlì, with a stake of 21%, also belong to this Area.

Wealth Management

The Area, established in April 2001, provides asset management products and services both to the Group's internal distribution structures of the Sanpaolo Network, Banco di Napoli and Banca Sanpaolo Invest, and to external networks and institutional investors. It is composed of the holding Sanpaolo IMI Wealth Management and its subsidiaries operating in mutual funds and portfolio management (Sanpaolo IMI Asset Management, Sanpaolo IMI Institutional Asset Management, Sanpaolo Gestion Internationale and Sanpaolo Fiduciaria), private banking (Sanpaolo Bank Lussemburgo, Sanpaolo Bank Austria and SP Private Banking) and life insurance (Sanpaolo Vita and Sanpaolo Life).

Personal Financial Services

Includes the distribution of financial services to households with medium to high savings potential through:

- Banca Fideuram, which has a network of 3,794 financial planners and 80 branches and operates in Italy using its own specialist companies dedicated to the production of asset management services. In France, Banca Fideuram operates through Group Wargny, acquired at the end of 2000;

- Banca Sanpaolo Invest, which distributes products of the Group and of other major companies through a network of 1,533 financial planners which operates with the support of direct sales channels.

The on line trading business of IMIWeb Bank and its English subsidiary IMIWeb UK is also included in Personal Financial Services.

Wholesale Banking

Includes the activities carried out by:

- Corporate, responsible for developing relations with large and medium-sized companies and groups in lending and banking services. It is organised into two structures: one manages relations with Italian customers, while the other follows foreign companies. At the end of September 2001 the Corporate network was composed of six area offices in Italy and 10 branches and 14 representative offices abroad, as well as the subsidiary Sanpaolo IMI Bank Ireland;

- Public Works and Infrastructure, which has undertaken since July 2000 the provision of financial services to the public sector, with particular reference to the financing of investments and infrastructure;

- Investment Banking, which covers securities dealing both for own account and for customers, the raising of risk capital and debt for corporate clients, as well as corporate finance consultancy. Investment banking is undertaken by the Banca IMI Group, except for IMIWeb Bank and its subsidiary IMIWeb UK, which operate in on line trading;

- Merchant Banking, aimed to acquire and extract value from minority shareholdings with the goal to realise capital gain. The activity is carried out by NHS, a 51% subsidiary, and by its Dutch subsidiary LDV Holding.

The Group also has Central Functions, carrying out holding, treasury, loan recovery, property and investment management activities.

The results of the Group Business Areas in the first nine months of the year are the following:

Business Area(1) First nine months of year 2001	Contribution to net income of the Group	Average capital	Annualised profitability
	(€/mil)	(€/mil)	(%)
RETAIL BANKING			
Commercial Banking	349	2.285	20,4
Banco di Napoli	34	1.358	3,3
WEALTH MANAGEMENT (2)	180	352	68,2
PERSONAL FINANCIAL SERVICES			
Banca Fideuram	136	650	27,9
Banca Sanpaolo Invest	11	95	15,4
IMIWeb Bank	-20	84	n.s.
WHOLESALE BANKING			
Corporate	79	898	11,7
Public Works and Infrastructure	54	349	20,6
Investment Banking	17	306	7,4
Merchant Banking	70	394	23,7
CENTRAL FUNCTIONS	83	478	n.s.
GROUP TOTAL	**993**	**7.249**	**18,3**

(1) The analysis by Business Areas reflects the structure adopted by the Group in the first eight months of 2001, as described earlier.
(2) The figures for the first nine months are pro forma in that the Area was set up in April 2001

Recent developments

Today the Group is one of the biggest Italian and European banking groups: with a market capitalisation of Euro 17.3 billion at the end of November 2001, SANPAOLO IMI ranks among the first three places in Italy and is placed around the 20th place in Europe. At the end of the third quarter Group's total assets were Euro 166,9 billion.

SANPAOLO IMI's placing power is based on a network of 2,179 branches and 5,538 financial advisors in Italy, and of 96 branches and representative offices abroad. Group's employees amounts to 35,517, of which 20,310 are related to the parent company SANPAOLO IMI SpA.

With reference to the Group's results in the first nine months of year 2001, the following statements show the most significant operating, economic and balance sheet information. The reclassified statement of income and balance sheet are also presented.

Key figures

	First nine months 2001	First nine months 2000 pro forma (1)	Change first nine months 2001 / First nine months 2000 pro forma (%)	2000 Pro forma (1)	2000 Financial Statement
CONSOLIDATED STATEMENT OF INCOME (€/mil)					
Net interest income	2.091	2.115	-1,1	2.874	2.572
Net commissions and net other dealing revenues	1.952	2.117	-7,8	2.852	2.641
Administrative costs	-2.655	-2.640	+0,6	-3.572	-3.076
Operating income	1.620	1.897	-14,6	2.514	2.460
Provisions and net adjustments to loans and financial fixed assets	-390	-376	+3,7	-639	-581
Income before extraordinary items	1.125	1.394	-19,3	1.699	1.789
Net extraordinary income	348	361	-3,6	402	396
Net income	993	1.005	-1,2	1.231	1.292
CONSOLIDATED BALANCE SHEET (€/mil)					
Total assets	166.919	172.337	-3,1	172.101	172.101
Loans to customers (excluding net NPLs and SGA loans)	92.522	90.686	+2,0	94.953	94.953
Securities	22.190	25.704	-13,7	25.000	25.000
Equity investments	4.383	3.199	+37,0	3.573	3.573
Customer deposits and securities issued	103.178	103.713	-0,5	104.144	104.144
Subordinated liabilities	5.400	3.803	+42,0	5.158	5.158
Shareholders' equity	7.970	7.545	+5,6	7.353	7.353
CUSTOMER FINANCIAL ASSETS (€/mil)					
Customer financial assets	289.426	309.482	-6,5	304.141	304.141
- Direct deposits	103.178	103.713	-0,5	104.144	104.144
- Indirect deposits	186.248	205.769	-9,5	199.997	199.997
- Asset administration	68.087	73.850	-7,8	71.084	71.084
- Asset management	118.161	131.919	-10,4	128.913	128.913
- Group products	113.823	127.856	-11,0	124.907	124.907
- Other products	4.338	4.063	+6,8	4.006	4.006
PROFITABILITY RATIOS (%)					
Annualized RoE (2)	18,3	19,7		18,5	18,1
Cost / Income ratio (3)	62,9	58,4		59,2	56,2
Net commissions / Administrative costs	73,5	80,2		79,8	85,9
CREDIT RISK RATIOS (%)					
Net non-performing loans / Net customer loans	0,9	1,2		1,0	1,0
Net problem loans and loans in restructuring / Net customer loans	0,9	1,3		1,0	1,0
CAPITAL ADEQUACY RATIOS (%) (4)					
Tier 1 capital / Weighted assets	7,4	n.a.		6,6	6,6
Total capital / Weighted assets	9,5	n.a.		9,1	9,1
SANPAOLO IMI SHARES					
Number of shares (millions)	1.404	1.403	+0,1	1.404	1.404
- number of shares in circulation	1.387	1.398	-0,8	1.365	1.365
- number of own shares held by the Parent Bank	17	5	n.s.	39	39
Quoted price per share (€; reference prices)					
- average	15,155	16,121	-6,0	16,612	16,612
- low	8,764	11,483	-23,7	11,483	11,483
- high	18,893	20,800	-9,2	20,800	20,800
Earnings per average number of shares in circulation (€)	0,72	0,72	-	0,93	0,93
Dividend per share (€)				0,57	0,57
Dividend / Average annual price (%)				3,42	3,42
Shareholders' equity per share in circulation (€)	5,75	5,40	+6,5	5,39	5,39
OPERATING STRUCTURE					
Employees	35.516	35.938	-1,2	35.729	35.729
Domestic branches	2.179	2.129	+2,3	2.137	2.137
Foreign branches and representative offices	96	89	+7,9	91	91
Financial planners	5.538	5.315	+4,2	5.495	5.495

(1) The pro forma figures have been prepared, according to the criteria detailed in the Explanatory Notes, assuming control of Banco di Napoli and Wargny from 1/1/2000. This provides a more consistent comparison with 2001.

(2) Annualised net income / Average net shareholders' equity excluding income for the period.

(3) Administrative costs (net of recoveries) and amortisation (excluding adjustments to goodwill and merger and consolidation differences) / Net interest and other banking income.

(4) The figures at 30/9/2001 are estimated. The ratios reflect the Bank of Italy's regulatory clarifications made in its technical note of 3 August 2001.

The pro forma figures for the first nine months of 2000 and for the year 2000, as well as the figures for the first nine months of 2001, are unaudited.

Reclassified consolidated statement of income

	First nine months 2001	First nine months 2000 pro forma (1)	Change first nine months 2001 / First nine months 2000 pro forma	2000	
				Pro forma (1)	Financial Statement
	(€/mil)	(€/mil)	(%)	(€/mil)	(€/mil)
NET INTEREST INCOME	2.091	2.115	-1,1	2.874	2.572
Net commissions and other net dealing revenues	1.952	2.117	-7,8	2.852	2.641
Profits and losses from financial transactions and dividends on shares	173	220	-21,4	296	263
Profits from companies carried at equity and dividends from shareholdings	153	106	+44,3	147	146
NET INTEREST AND OTHER BANKING INCOME	4.369	4.558	-4,1	6.169	5.622
Administrative costs	-2.655	-2.640	+0,6	-3.572	-3.076
- personnel	*-1.654*	*-1.655*	*-0,1*	*-2.256*	*-1.929*
- other administrative costs	*-847*	*-831*	*+1,9*	*-1.109*	*-958*
-indirect duties and taxes	*-154*	*-154*	*-*	*-207*	*-189*
Other operating income, net	179	182	-1,6	247	213
Adjustments to tangible and intangible fixed assets	-273	-203	+34,5	-330	-299
OPERATING INCOME	1.620	1.897	-14,6	2.514	2.460
Adjustments to goodwill and merger and consolidation differences	-105	-127	-17,3	-176	-90
Provisions and net adjustments to loans and financial fixed assets	-390	-376	+3,7	-639	-581
INCOME BEFORE EXTRAORDINARY ITEMS	1.125	1.394	-19,3	1.699	1.789
Net extraordinary income	348	361	-3,6	402	396
INCOME BEFORE TAXES	1.473	1.755	-16,1	2.101	2.185
Income taxes for the period	-369	-673	-45,2	-770	-785
Change in reserves for general banking risks	3	3	-	2	2
Income attributable to minority interests	-114	-80	+42,5	-102	-94
Reversal of second half income Banco di Napoli group (2)	-	-	n.s.	-	-16
NET INCOME	993	1.005	-1,2	1.231	1.292

(1) The pro forma statement of income for the first nine months of 2000 and that for the year 2000 have been prepared, according to the criteria detailed in the

Explanatory Notes, assuming control of Banco di Napoli and Wargny from 1/1/2000. This provides a more consistent comparison with 2001.
(2) This caption refers to the portion of the net result of the second half of 2000 of the Banco di Napoli group included in the price of the various tranches acquired by SANPAOLO IMI during 2000. As described in the Explanatory Notes to the consolidated Financial Statements at 31/12/2000, the reversal is made necessary in that the income statement contribution of the Neapolitan group to last year's consolidated Financial Statements was reflected line by line throughout the whole of the second half.

The pro forma statements of income for the first nine months of 2000 and for the year 2000, as well as the statement of income for the first nine months of 2001, are unaudited.

ASSETS	30/9/2001 (€/mil)	30/9/2000 pro forma (1) (€/mil)	Change 30/9/01-30/9/00 pro forma (%)	31/12/2000 (€/mil)
Cash and deposits with central banks and post offices	505	676	-25,3	708
Loans	114.999	118.220	-2,7	117.825
- due from banks	*19.261*	*23.028*	*-16,4*	*19.119*
- loans to customers	*95.738*	*95.192*	*+0,6*	*98.706*
Dealing securities	17.869	18.601	-3,9	18.329
Fixed assets	10.813	12.415	-12,9	12.396
- investment securities	*4.321*	*7.103*	*-39,2*	*6.671*
- equity investments	*4.383*	*3.199*	*+37,0*	*3.573*
- intangible fixed assets	*368*	*335*	*+9,9*	*359*
- tangible fixed assets	*1.741*	*1.778*	*-2,1*	*1.793*
Differences arising on consolidation and on application of the equity method	1.068	907	+17,8	989
Other assets	21.665	21.518	+0,7	21.854
Total assets	166.919	172.337	-3,1	172.101

Reclassified consolidated balance sheet

(1) The pro forma balance sheet figures at 30/9/2000 have been prepared, according to the criteria detailed in the Explanatory Notes, assuming control of Banco di Napoli and Wargny from 1/1/2000.
(2) Reserves are net of own shares held by the Parent Bank, 5,336,250 at a book value of 77 million Euro at 30 September 2000, 39,345,982 at a book value of 697 million Euro at 31 December 2000 and 17,080,403 at a book value of 294 million Euro at 30 September 2001.

The pro forma balance sheet figures at 30/9/2000 and those at 30/9/2001 are unaudited.

LIABILITIES	30/9/2001 (€/mil)	30/9/2000 pro forma (1) (€/mil)	Change 30/9/01-30/9/00 pro forma (%)	31/12/2000 (€/mil)
Payables	130,537	135,093	-3.4	133,740
- due to banks	*27,359*	*31,380*	*-12.8*	*29,596*
- customer deposits and securities issued	*103,178*	*103,713*	*-0.5*	*104,144*
Provisions	3,012	4,204	-28.4	4,601
- for taxation	*793*	*1,147*	*-30.9*	*1,230*
- for termination indemnities	*745*	*743*	*+0.3*	*743*
- for risks and charges	*1,433*	*1,132*	*+26.6*	*1,500*
- for pensions and similar	*41*	*1,182*	*-96.5*	*1,128*
Other liabilities	19,213	20,937	-8.2	20,534
Subordinated liabilities	5,400	3,803	+42.0	5,158
Minority interests	787	755	+4.2	715
Shareholders' equity (2)	7,970	7,545	+5.6	7,353
Total liabilities	166,919	172,337	-3.1	172,101

Profit results

The performance of the SANPAOLO IMI Group in the first nine months of 2001 were affected by the difficult external environment characterised by high volatility in the financial markets which was further aggravated in the course of the third quarter. This scenario determined a contraction in revenues, only in part attenuated by the slowing down in the growth of operating costs made possible by the cost containment initiatives started in the previous months, as well as benefits achieved through actions to optimise the tax charge.

In particular, net interest and other banking income in the first nine months of 2001 was 4,369 million Euro, 4.1% down on the first three quarters of 2000, principally as a result of lower commission income and reduced profits from financial transactions; operating income fell by 14.6% to 1,620 million Euro and income before extraordinary items was 1,125 million Euro, showing a reduction of 19.3% on the same period in the previous year.

The reduction in tax charges allowed the fall in Group net income to be contained to 1.2%. Net income was 993 million Euro, against 1,005 million in the first three quarters of 2000.

Going into details of the single components of the net interest and other banking income:

- Group net interest income was 2,091 million Euro, showing a reduction of 1.1% against the same period of 2000; since the beginning of the year the net interest income showed a progressive slowing down mainly due to the persisting of the reduction of market rates and spread, which started at the end of 2000;
- Group net commissions in the first nine months of 2001 were 1,952 million Euro, down by 7.8% on the same period for 2000; the reduction in commissions was mainly in asset management and securities trading, whose smaller contribution was only in part compensated by the growth in revenues from deposits and current accounts services as well as collection and payment services;
- profits from financial transactions and dividends on shares held by the Group were, in the first nine months of 2001, 173 million Euro, showing a reduction of 21.4% on the same period in the previous year; the performance was influenced both by the difficult external environment, which further compressed in the past quarter the contribution of this income line item, and by the comparison with 2000, in that the first part of 2000 benefited from high revenues deriving from sales of substantial equity stakes held for dealing;
- profits from companies carried at equity and dividends from shareholdings, 153 million Euro in the first nine months of 2001, showed a growth of 44.3% on the first three quarters of 2000. The increase was attributable to the considerable increase in dividends distributed by non-Group companies, also as a result of the widening of the shareholding portfolio;

On the cost side, Group administrative costs in the first three quarters of 2001 showed a rate of change of 0.6% on the same period in 2000, with a progressive slow-down of the upward trend of the first half of the year in course; in particular, this progress followed from the structural cost containment actions launched in the first part of the year, with the objective of keeping administrative costs for 2001 at the same levels recorded in the previous year. In particular personnel costs were slightly less than those of the same period in 2000 and the rate of increase in other administrative costs was 1.9%.

Adjustments to tangible and intangible fixed assets in the first nine months of 2001 rose by 34.5% compared to the same period in 2000; the increase was due to the acceleration, in the second part of the previous year, of investments to strengthen the distribution channels, and also to the higher percentages adopted by Banco di Napoli to align with the accounting principles of the Group.

Provisions and net adjustments to loans and financial fixed assets were, in the first nine months of 2001, 390 million Euro, with an increase of 3.7% compared to the same period in 2000. The trend incorporates two opposite tendencies: on the one hand the greater provisions for credit and financial risks, prudently posted in view of the deterioration in the economic environment, and on the other a reduction in provisions against the effects of the possible renegotiation of subsidised and building mortgages, in view of the new considerations which are emerging concerning the substitute interest rate.

In the first nine months of 2001 the tax rate of the Group was 25.1%, compared to the 38.3% in the same period of 2000. This is essentially due to the recovery by subsidiaries of prior tax losses for which the corresponding prepaid taxes were not posted, in the absence of a stable reinstatement of profit capacity.

Finally it should be noted that the taxes for the first three quarters of 2001 have been calculated without taking account of the incentives envisaged by the Legge Ciampi for the merger between San Paolo and IMI and the acquisition of Banco di Napoli.

Principal operating volumes

As far operating volumes are concerned, customer financial assets, in total, fell to 289.4 billion Euro, showing a fall of 6.5% on an annual basis and 4.8% from the beginning of the year.

In particular the stock of asset management was 118.2 billion Euro at the end of September, with a reduction of 8.3% from the end of 2000 and 10.4% over the 12 months. The result was due to the negative performance of the stock with a total devaluation from the beginning of the year of 13.7 billion Euro, only partially balanced by a positive net flow of 3 billion Euro. In particular:

- the amounts in mutual funds and fund-based portfolio management managed by Group companies showed a reduction of 12.4 billion Euro from the beginning of the year, a fall of 11.8% from December 2000 and 14.5% over the 12 months. The weight of equity funds was 30.1% at the end of September, against 38.8% at the end of 2000;
- life technical reserves instead continued to grow, representing one of the preferred forms of investment by customers; the increase in the third quarter brought the stock to 14.4 billion Euro, with an increase of 15.7% from the beginning of the year and 22.9% on the end of September 2000;
- third party products distributed by the Group's networks rose to 4.3 billion Euro, with a growth of 8.3% from the end of 2000 and 6.8% on an annual basis.

At the end of September the Group's domestic market share in asset management was at around 14%; in particular the share in mutual funds was 18.9% and in life policies was estimated at around 8%.

In customer financial assets, direct deposits amounted to 103.2 billion Euro at the end of the third quarter, down by 0.9% from the end of 2000 and 0.5% against the end of September 2000. Customer preferences in the face of considerable market uncertainty were directed in particular towards sight deposits: by type, current accounts and deposits showed the most dynamic performance, rising to 55.2 billion Euro, up by 3.4% from the beginning of the year and 6.4% over 12 months. Withdrawals from longer term funding continued: bonds fell by 4.4% on annual basis and certificates of deposit reduced by 28.8% against the end of September 2000.

At the end of the third quarter of 2001 the Group's domestic market share in direct customer deposits was 8.2%.

Net loans to Group customers, excluding non-performing loans and SGA loans, the company in which Banco di Napoli's doubtful loans were transferred, were 92.5 billion Euro at the end of the third quarter of 2001; they showed a reduction of 2.6% on the beginning of the year and an increase of 2% on an annual basis. Within this total, medium and long-term loans were the most active component, showing growth of 7.3% over 12 months, against a reduction of 4.9% in short-term financings.

In medium and long-term loans, good progress in lending to the retail sector continued: net mortgage disbursements to households from the Sanpaolo Network were, in the first nine months of 2001, 1,261 million Euro, up by 7.7% on the same period in 2000.

At the end of the third quarter of 2001 the Group's domestic market share in loans to customers was 8.6%.

As far as asset quality is concerned, in the first three quarters of 2001 the net doubtful loans of the Group fell to 1,795 million Euro against 2,157 million at the end of 2000; these registered a fall of 16.8% from the beginning of the year and 32.4% over the 12 months. In particular net non-performing loans, 834 million Euro at the end of September, fell by 181 million Euro from the start of the year; with a decrease of the ratio of net non-performing loans / net loans to customers to 0.9%, against the 1% recorded at the end of 2000 and 1.2% at the end of September 2000.

Developments after the third quarter

After the end of the third quarter there have been no events with a significant impact on the economic, financial and patrimonial situation of the Group.

October saw a recovery of the financial markets with a positive performance of the asset management business. In this context the Group achieved a positive net flow of assets under management of 1.2 billion Euro, raising the total net flow of the year to 4.2 billion Euro; at the same time the increase of the market price determined a revaluation of the stock of 2.5 billion Euro from the end of September. Total stock of asset management raised at 121.8 billion Euro, reducing to 5.5% the decrease from the end of 2000 and to 8.7% the one over the 12 months.

Altogether, following an increase of Euro 3.3 billion in administered assets and Euro 1.2 billion in direct customer deposits, total customer financial assets increased in October by Euro 8.2 billion. Customer deposits returned to the same level as the end of 2000, with an increase of 4% on an annual basis.

Customers loans experienced in October the redemption of some high amount operations, with an Euro 1.5 billion decrease in the stock; net customer loans, excluding non-performing loans, fell to Euro 91 billion, with a negative performance of 0.9% against the end of October 2000.

From the economic point of view, the rates of change in operating margins at the end of October were not significantly different from those of the first nine months of the year.

Notwithstanding the recovery of the financial markets, the external scenario remains unfavourable and, in the short term, a substantial improvement in banking income cannot be expected. Under those circumstances the economic perspectives of the Group seem to be conditioned by a development in income which is still expected to be limited, against a more favourable dynamic in costs, following the effects of the structural cost containment actions.

THE CARDINE GROUP

Constitution, capital and shareholding structure

The Cardine Group was created as a result of the incorporation of Casse Venete Banca S.p.A. into Gruppo Bancario CAER S.p.A.

The operation, approved by the Shareholders' Meeting respectively on 8 October 1999 and 11 November 1999, had legal effect from 1 February 2000, while in accounting and tax terms it had retroactive effect from 1 January of the same year.

The shareholders' funds of the Group at 30 June 2001, net of own shares in portfolio, was 3,439,154 thousand Euro. The equity capital of Cardine Banca is Euro 1,429,536,596.80 wholly paid, divided into 274,910,884 ordinary shares of nominal value Euro 5.20.

The shareholders of Cardine Banca, at 18 December 2001, were as follows:

	%
Fondazione Cassa di Risparmio di Padova e Rovigo	40.22
Fondazione Cassa di Risparmio in Bologna	28.61
SanPaolo IMI	10.81
Fondazione Cassa di Risparmio di Udine e Pordenone	5.08
Fondazione Cassa di Risparmio di Gorizia	2.31
Fondazione Cassa di Risparmio di Carpi	0.41
Compagnia assicuratrice Unipol S.p.A.	1.80
Assicurazioni Generali S.p.A.	1.48
Other shareholders (*)	9.28
Total	100.00

(*) The item includes own shares held by the Group

For capital adequacy against credit and market risk, the following table gives the regulatory capital, risk-weighted assets and solvency ratios at 30 June 2001 and 31 December 2000.*(thousands of Euro)*

Regulatory capital and capital adequacy

	30/9/2001	31/12/2000
Regulatory capital		
Tier 1 capital	**3.073.255**	3.030.052
Tier 2 capital	**157.311**	220.619
less: pescribed deductions	**-114.594**	-123.865
Regulatory capital	**3.115.972**	3.126.806
Requirements		
Lending risk	**2.134.528**	95.050
Market risk	**189.564**	8.087
Other requirements	**6.515**	513
Total requirements	**2.330.607**	103.650
Capital adequacy ratios (%)		
Risk weighted assets	**29.132.588**	27.783.863
Tier 1 ratio	**10,55%**	10,91%
Total capital ratio	**10,70%**	11,25%

The structure of the Group and business sectors

The Cardine Group, in order to lead to a rationalisation of the Group profile with a configuration more greatly in line with and functional to the mission and strategic objectives, with effect from 1/1/2001, approved and effected the Project of merger by incorporation into Cardine Banca S.p.A. of the Cassa di Risparmio di Padova e Rovigo S.p.A., Cassa di Risparmio in Bologna S.p.A., Cassa di Risparmio di Venezia S.p.A., Cassa di Risparmio di Udine e Pordenone S.p.A., Cassa di Risparmio di Gorizia S.p.A. and Banca Agricola di Cerea S.p.A., given the conferral of the total banking business of each bank following an increase in capital of these companies, appropriately established and wholly controlled. The conferral occurred immediately anterior to the effectiveness of the merger of those conferring parties in Cardine Banca and considered their total banking business, excluding certain asset elements which thus remained the exclusive property and ownership of the "conferring parties" and absorbed by the Parent Bank as a result of the incorporation. The conferring parties, and in consequence Cardine Banca S.p.A. as the incorporating party, have not given general guarantees to the conferring parties, except those deriving from that identified expressly in the act of conferral, originating anterior to 31/12/2000; the guarantees have effect until 31/12/2005 and are limited to the amounts covered at the time of approval of the financial statements at 31/12/2000.

In particular, the merger operation includes aspects which are summarised below:

- to allow the Parent Bank to manage – also through the reallocation of assets and legal relationships within the Group - its appropriate activities (governance, finance, common services) with legal ownership of the necessary asset items (e.g. securities portfolio, shareholdings etc.) and contractual relationships;
- to direct the Banks to focus their assets and legal relationships on the "bank-network" and, thus, on the management of commercial and banking activities in their specific reference territory;
- to guarantee the Group the achievement of economies of scale and scope expected from the integration and the activation of the strategies set out for the various areas of business;
- to reallocate free capital within the Group, transferring it directly to the Parent Bank, to provide for general investments and especially growth policies;
- to exploit the federal model to the maximum, reaping at the same time the synergy advantages from the operational integration of the banks and those from the maintenance autonomous local identity (company trade marks) and, therefore, from the relationship with customers and presence in their traditional territories.

Again with effect from 1 January 2001, in the context of the restructuring process of the centralised activities of the Group, the whole of Caer Servizi Scpa has been acquired by Cardine Banca S.p.A.

Furthermore, pursuant to D.Lgs. 112/1999 which prescribes the attribution of concessions to limited companies with the sole object of managing the same, with effect from 31/12/2000 the transfer to Ge.Ri.Co. S.p.A., by the Cassa of Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna and Cassa di Risparmio di Gorizia, of the tax collection concessions in the provinces of Padua, Rovigo, Bologna and Gorizia, as well as the respective corporate business lines, was concluded.

At 30 June 2001 the Cardine Group included, as well as the Parent Bank, Cardine Banca S.p.A., the following companies:

Banking companies

- Cassa of Risparmio di Padova e Rovigo S.p.A.;
- Cassa of Risparmio in Bologna S.p.A.;
- Cassa of Risparmio di Venezia S.p.A.;
- Cassa of Risparmio di Udine e Pordenone S.p.A.;
- Cassa of Risparmio di Gorizia S.p.A.;
- Banca Popolare dell'Adriatico S.p.A.;

- Banca Agricola di Cerea S.p.A.;
- Farbanca S.p.A.;

Consumer credit companies
- Finemiro Banca S.p.A.;
- Finemiro Stile S.p.A.;

Tax collection companies:
- GE.RI.CO. S.p.A.;
- Se. Ri. T. S.p.A. (in liquidation from 1/7/2001);
- Sa.Ge.T. S.p.A. (in liquidation);
- Carigest S.p.A. (inactive);

Leasing companies
- Cardine Leasing S.p.A.;
- Finemiro Leasing S.p.A.;

Business companies
- Caer Servizi Scpa;
- ISC Euroservice GmbH;
- Alcedo S.r.l.;

Finance companies
- Cariparo Ireland PLC;
- Cardine Fiduciaria S.p.A.;
- Cardine Suisse Sa;
- Cardine Finance PLC;
- Fincardine S.p.A.;
- Cardine Investimenti SGR S.p.A.;

Other companies
- Immobiliare Nettuno S.p.A.;
- Gepam S.r.l. (in liquidation).

The map of the Cardine Group at 30/6/2001 is presented below.

Cardine Banca S.p.A.

(al 30 Giugno 2001)


0,44%
100,00%
CASSA DI RISPARMIO DI PADOVA E ROVIGO SPA
100,00%
CASSA DI RISPARMIO IN BOLOGNA SPA
100,00%
Immobiliare Nettuno Spa
100,00%
CASSA DI RISPARMIO DI VENEZIA SPA
100,00%
CASSA DI RISPARMIO DI UDINE E PORDENONE SPA
100,00%
CASSA DI RISPARMIO DI GORIZIA SPA
100,00%
BANCA AGRICOLA DI CEREA SPA
15,00%
FARBANCA SPA
94,58%
FINEMIRO BANCA SPA
100,00%
Finemiro Stile S.p.A.
100,00%
Finemiro Leasing S.p.A.
67,89%
BANCA POPOLARE DELL'ADRIATICO SPA
1,32%
100,00%
Serit S.p.A. (in liquidazione a far tempo dall'1.7.2001)
99,98%
Saget S.p.A. (in liquidazione)
60,00%
Gepam Srl (in liquidazione)
100,00%
FINCARDINE SPA
98,86%
CARDINE LEASING SPA
90,00%
CARDINE INVESTIMENTI SGR SPA
10,00%
60,00%
ALCEDO SRL
100,00%
GERICO SPA
100,00%
CAER SERVIZI SCPA (in liquidazione)
100,00%
CARIGEST SPA (non operativa)
99,98%
CARDINE FINANCE PLC
99,94%
CARIPARO IRELAND PLC
99,00%
CARDINE SUISSE SA
80,00%
ISC EUROSERVICE GMBH
100,00%
CARDINE FIDUCIARIA SPA

Recent developments

In a context of considerable transformation for the major extraordinary operations already described, the business of the Cardine Group has been arranged to pursue the strategic objectives defined in the Industrial Plan at the level of individual companies and at consolidated level.

In terms of integration, the results achieved may be summarised in the completion of the process of organisational transformation of the Parent Bank, the realisation of the Transformation Plan of the banking networks and the centralisation of the tax collection services for all the banks in the Group into a single company, in line with the new legislative framework.

An important working plan, in terms of objectives and resources involved, concerned the IT integration projection of the banks, which has led to the establishment of the base system, called "Target", fully operative for the Parent Bank, the Cassa di Padova e Rovigo, the Cassa di Venezia and the Banca Agricola di Cerea, the Cassa di Udine e Pordenone and the Banca Popolare dell'Adriatico. In the second half the system was extended to the Cassa di Risparmio in Bologna and Farbanca; for the Cassa di Gorizia, this event is instead programmed for 2002.

In the planning, programming and control, constant attention has been paid, on the one hand, to permanent monitoring of results in relation to the strategies adopted and, on the other, the implementation of the instruments which will allow the evaluation of profitability correlated to risks, in order to allocate available capital most efficiently.

In commercial terms, in the course of the first half, work has been directed to the definition and activation of Group strategies which have led to the qualitative and quantitative broadening and improvement in the range of services and distribution channels, with a "global client relationship" logic.

In the first six months of the current year, the Banks of the Group grew their territorial networks, against 31.12.2000, by a total of 14 establishments (of which 4 Cassa di Padova e Rovigo , 4 Cassa di Venezia , 4 Cassa in Bologna, 1 Cassa di Udine e Pordenone and 1 Banca Popolare dell'Adriatico).

In July, furthermore, seven new establishments were made giving the Group a national sales network of a total of 815 branches.

In operating results, the Cardine Group produced positive performances both in profits and in banking product development.

The following financial statements are attached:

- Reclassified consolidated balance sheet;
- Reclassified consolidated statement of income;

Reclassified consolidated balance sheet
(in thousands of Euro)

ASSETS	30/6/2001 (€/000)	31/12/2000 (€/000)	Change (%)
Loans to customers	26.051.915	24.782.523	5,12%
Due from banks	2.650.503	3.439.118	-22,93%
- compulsory reserve account	*90.156*	*193.799*	-53,48%
- others	*2.560.347*	*3.245.319*	-21,11%
Securities	6.779.932	6.660.425	1,79%
- eligible for refin. with central banks	*667.478*	*1.703.008*	-60,81%
- other bonds	*5.452.845*	*4.589.420*	18,81%
- shares	*659.609*	*367.997*	79,24%
Equity investments	283.967	314.366	-9,67%
Positive consolidation differences	220.098	231.710	-5,01%
Positive net equity differences	715	1.361	-47,47%
Treasury stock	27.814	13.207	110,60%
Fixed assets	865.716	832.186	4,03%
Other assets	1.964.654	2.107.833	-6,79%
Accrued income and pre-paid expenses	402.013	367.807	9,30%
Total assets	39.247.327	38.750.536	1,28%

LIABILITIES	30/6/2001 (€/000)	31/12/2000 (€/000)	Change (%)
Due to customers	24.844.624	24.184.946	2,73%
- deposits & a/c	*14.183.172*	*14.324.428*	-0,99%
- certificates of deposits and bonds	*10.341.171*	*9.545.393*	8,34%
- others	*97.002*	*94.957*	2,15%
- others	*223.279*	*220.168*	1,41%
Due to banks	7.713.649	7.927.344	-2,70%
Other liabilities	1.949.759	1.811.512	7,63%
Accrued expenses and deferred income	354.905	366.564	-3,18%
Other reserves	823.103	910.797	-9,63%
Negative consolidation differences	141.736	141.724	0,01%
Negative net equity differences	7.795	7.076	10,16%
Minority interests	94.319	115.411	-18,28%
Share capital, reserves and reserve for general banking risks	3.160.394	2.981.825	5,99%
Net income	157.043	303.337	-48,23%
Total liabilities	39.247.327	38.750.536	1,28%

Reclassified consolidated statement of income
(in thousands of Euro)

	First half 2001 (€/000)	First half 2000 (€/000)	Change (%)
Interest income and similar revenues	1.179.569	1.003.224	17,58%
- customer accounts	*931.575*	*762.432*	*22,18%*
- bonds	*170.228*	*184.559*	*-7,76%*
-bank accounts	*75.137*	*52.105*	*44,20%*
-other interest income	*2.629*	*4.128*	*-36,31%*
Interest expense and similar charges	-594.328	-482.207	23,25%
- customer accounts	*-398.583*	*-309.588*	*28,75%*
-bank accounts	*-195.745*	*-172.619*	*13,40%*
Negative balance of differential from hedging transactions	*317*	*9.888*	-96,79%
Dividends from shares and equity investments	*17.871*	*15.684*	13,94%
NET INTEREST INCOME	603.429	546.589	10,40%
Commission income	263.616	254.696	3,50%
Commission expense	-42.914	-42.045	2,07%
Income (loss) on financial transactions	12.500	-25.447	=
Other operating income	70.126	70.647	-0,74%
Other operating expenses	-12.752	-11.870	7,43%
NET INTEREST AND OTHER BANKING INCOME	894.005	792.570	12,80%
Personal expenses	-330.685	-286.344	15,49%
Other administrative costs	-185.525	-195.133	-4,92%
Adjustments to tangible and intangible fixed assets	-51.801	-45.268	14,43%
OPERATING INCOME	325.994	265.825	22,63%
Provisions for risks and charges	-22.318	-32.577	-31,49%
Loan adjustments	-65.300	-42.472	53,75%
Provisions for possibile loan losses	-1.136	-13.222	-91,41%
Equity investments adjustments	-10.699	-563	1800,36%
Income (loss) on investments valued at net worth	1.611	34.198	-95,29%
INCOME BEFORE EXTRAORDINARY ITEMS	228.152	211.189	8,03%
Extraordinary income	56.925	53.680	6,05%
Extraordinary charges	-12.845	-7.080	81,43%
INCOME BEFORE TAXES	272.232	257.789	5,60%
Use of consolidation reserve for future risks and charges	27	-	=
Changes in reserve for general banking risks	-3.099	-	=
Provisions for income taxes	-109.906	-94.148	16,74%
Income (loss) attributable to minority shareholders	-2.167	-3.239	-33,10%
Provisions to special reserves	-45	-50	-10,00%
NET INCOME	157.042	160.352	-2,06%

Profit results

In the first six months of the current year, intermediation produced net interest income of 603.4 million Euro (gross of dividends from shares and shareholdings), an increase against the first half of 2000 (+10.40%). Progress in the margin from funds intermediated with ordinary customers (+80.1 million Euro in annual growth) was positive, helped by both increased volumes managed and improvement in rate spreads. Of negative trend the profit contribution from the securities portfolio (-14.3 million Euro on an annual basis) while that from business with banks was largely the same (-0.09 million Euro).

Net interest and other banking income, the sum of net interest income and income from services, was 894 million Euro, with an increase of 2.80% on the same figure in the preceding year.

Within income from services, net commissions were 220.7 million Euro, arising from the difference between commissions receivable of 263.6 million Euro and payable of 42.9 million Euro, with an annual growth of 3.79%.

The item "profits (losses) from financial transactions", including dealing and revaluations, was +12.5 million Euro, against a loss of 25.4 million Euro, at the end of the first half of 2000, due in particular the negative impact of securities valuations and other financial transactions of 58 million Euro.

The gross operating result rose to 326 million Euro against 265.8 million Euro at 30 June 2000, while ordinary income was 228.2 million Euro, up by 8.03 on an annual basis.

Personnel expenses, 330.7 million Euro, up on the same period of the preceding year, reflect the impact of certain extraordinary items for a total of approximately 26.3 million Euro due to an integration premium and the occurrence, for certain Group companies, of a double charge relative to the production premium (Vap). Furthermore the increase is due to the greater number of employees (from 10,274 at 30/6/00 to 10,865 at the end of the first half of 2001).

The "other administrative expenses", composed of general expenses and duties and taxes not on income, for 185.5 million Euro, were down by 4.92% on an annual basis.

The "value adjustments on intangible and tangible fixed assets" were 51.8 million Euro showing, against the item at 30/6/2000, an increase of 14.43%. With this item, amortisation of tangible fixed assets were 13 million Euro and property and equipment of 9.8 million Euro while amortisation of intangible fixed assets were 15.2 million Euro, finally goodwill amortisation arising from consolidation and net equity of, respectively, 13.5 million Euro and 0.3 million Euro should be noted. The increase on an annual basis is also to be considered in view of new investments made in the first half of 2001, largely concerning the Target IT system.

Among the items relative to this income item, "provisions for risks and charges" were 22.3 million Euro, against 32.6 million Euro in the first half of 2000, and concern, in particular, provisions to cover potential losses resulting from revocatory actions and legal actions in course, as well as the negative impact from the renegotiation of subsidised mortgage interest rates pursuant to Law 13.5.99 n. 133.

In "loan revaluations", value adjustments of 94.7 million Euro were posted against writebacks of almost 29.4 million Euro, with a negative balance of 65.3 million Euro.

In "shareholdings" the valuation change of –10,7 million Euro, is due to value adjustments of 10.8 million Euro and writebacks of 0.1 million Euro.

The item "profits (losses) of shareholdings valued at net equity" was +1.6 million Euro, against +34,2 million Euro at the end of the first half of 2000. Note that the profit line at 30/6/2000 was due largely to the brilliant results of Eptaconsors S.p.A., not repeated in the first half of 2001.

Extraordinary income of 56.9 million Euro and extraordinary charges of 12.8 million Euro contributed to profit before income taxes of 272.2 million Euro.

Principal operating volumes

In terms of operating volumes, the direct deposits of the Cardine Group, at the end of the first half, less intragroup relations and consolidation adjustments for a total of 287.7 million Euro, were 24,844.6 million Euro, with increases of 2.73% on 31/12/2000 and 3.48% on an annual basis.

At the end of the half year indirect deposits, at market values, were 24,228.5 million Euro down by 1.45% on the end of 2000 and 3.05% on an annual basis, reflecting the negative performance in financial markets.

In the first half, loans from the banking system continued to show a positive trend (+10,4%) mostly in the short-term sector against the demand for loans from companies and, in particular, effects on circulation determined by the economic cycle.

High rates of growth marked consumer credit business and household mortgages thanks to a high propensity towards debt, connected to continuing positive conditions in cost of finance.

For the Cardine Group, loans to customers maintained a positive trend throughout the half-year, reaching at 30/6/2001 26,051.9 million Euro, with increases of 5.12% on end-2000 and 14.57% on an annual basis

Non-performing loans at the end of the six months, net of value adjustments of 565 million Euro, were 546.9 million Euro, up by

0.92% end-2000, but down by 9.13% on an annual basis. As a proportion of total loans, 2.10%, there were lower than at 31/12/2000 (2.19%) and at 30 June 2000 (2.65%).

Developments after the first half

After the first half there have been no significant changes in the economic, financial and balance situation of the Cardine Group.

In the composition of the shareholding portfolio of the Cardine Group, it should be underlined that the Parent Bank, on 4 September 2001, concluded the acquisition of a direct controlling shareholding (75%) in West Bank s.a. (which in turn controls 88.28% of West Leasing s.a.) and West Trade Center s.a. (75%) which manages the property where the bank's office is located.

West Bank has a territorial network of 12 offices in the north-east of the Country, where Italian companies are concentrated. At 31/12/2000 loans were 20 million Euro and customer deposits were 25.3 million Euro; at the same time, there were 264 employees in total. The results for the past two years show profits even if, using international standards, they would be reduced because of the effects of high domestic inflation and greater loan provisions, giving a loss for 2000 of 0.9 million Euro.

The strategic development Plan of the subsidiary for the next three years envisages considerable growth in direct deposits, a limited and controlled increase in ordinary lending to Romanian companies, as well as the development of services and products to Italians operating in Romania.

THE NEW BANKING GROUP

Objectives and strategic lines

The New Group – resulting from the aggregation of distinctive entities, focused on highly complementary areas of business and high value creation capacity - has high future development potential, through internal and external growth, leveraging on economies of scale and scope achievable in the size of the new company.

This growth is helped by the adoption of an innovative business model, to exploit the strong brands within the regional micro - markets chosen and also leverage on the economies of scale and scope achievable through the size of the new company. The organisational architecture and the functioning of the New Group will be aimed at achieving at single governance and strong company coordination, with a particular attention at optimisation of the cost structure through the centralisation of production and services. The economic-financial plan is of absolute international standing, with profitability levels at the best European standards and with substantial industrial synergies, both in cost and in income, to come through an articulated programme of operational integration.

The industrial logic is strong, providing the conditions to be able to produce a business of European standing:

- primary domestic dimension. The new Group has a first class positioning against its principal Italian competitors in all main indicators and is the second bank in Italy in terms of volumes (approximately 130 billion Euro in direct deposits, 225 in indirect deposits and 120 in loans) and number of branches (approximately 3,000 in Italy);

- high geographical and business complementarity. In geographical terms SANPAOLO IMI is particularly strong in the North West (Piedmont, Valle d'Aosta, Lombardy and Liguria) and, thanks to Banco di Napoli, in the South (Campania, Molise, Apulia, Basilicata, Calabria), while CARDINE is particularly active in the North East (the Veneto, Trentino Alto Adige, Friuli Venezia Giulia) as well as in Emilia Romagna, the Marche, Abruzzo and Molise. In business terms, SANPAOLO IMI will be able to provide CARDINE's customers with its specific skills in asset management, product production and its specialist units in wholesale banking, thus generating an important source of industrial synergies;

- focus on business with high potential and further possibilities to develop and diversify revenues. The new Group has a portfolio of highly profitable businesses: the bank networks directed towards retail, affluent and small- and medium-sized enterprises, the distribution networks of Personal Financial

Services and Wealth Management. Furthermore there are businesses with considerable potential to generate value in the future, such as Private Banking and Consumer Banking. Private Equity, development in Central-Eastern Europe designed to establish a source of competitive advantage for domestic customers operating in these geographical areas, as well as Large Corporate and Public Authorities add further growth possibilities obtainable by the new scale achieved. The composition of the current and prospective business portfolio thus means high profitability with a differentiated earnings mix;

- substantial economies of scale and scope. In production and service, strong economies of scale will be achieved, with consequent optimisation of production functions, through the concentration of the service centres of the two Banks (IT, back office - which will be merged into a common platform, the Macchina Operativa Intragruppo/Intragroup Operating Vehicle - and finance at the head). The scale acquired will also allow the necessary economies of skills in product production (which will be enlarged to company financial centres and a retail financial lab), as well as significant economies of scope in developing new business.

The strategy of the New Group will be aimed at creating value and achieving profit of objectives in line with the best European levels. The objective will be pursued by becoming the reference point for the main customer segments currently served and by consolidating the current pre-eminent position in Italy.

The principal levers to consolidate this position, which constitute the guidelines of the strategic vision of the New Group, are:

- geographical spread and roots in Italy, which becomes a keystone of the strategy of the New Group. This aspect, in fact, supported by a keen brand strategy to exploit local brands, guarantees positioning sustainability and constitutes the principal option for internal growth. In a position of absolute pre-eminence within Italian banking, an integrated multi-channel remote customer service, which allows both the highest level of service, and, over time, the possibility to migrate towards more economic types of service is added to geographical presence and the strength of local brands;

- absolute excellence in production and distribution skills, aimed at providing customers with a level of service which represents a source of competitive advantage which is strong and sustainable over time;

- continuous attention to optimise productive efficiency, aimed at guaranteeing total cost levels in line with the revenue generation capacity of the Group and competitive with respect to the competition. In this context the capacity to develop and put in place common operating platforms and information technology capable of ensuring high levels of service and flexibility against levels of investment optimised thanks to the scale achievable with the most active users is of particular importance;

- selective external growth, aimed at both reinforcement of the current geographical coverage and development in new areas, supported by a business model capable of encouraging further processes of aggregation.

The business model and organisational structure

Consistently with the objectives to be pursued and the strategic lines set out, the business model of the New Group will be designed:

- to exploit the strong brands of the Group within the regional reference markets. In retail business the brand strength and differentiation within the reference markets will be exploited, pursuing the reinforcement of service capacity and a broad control over the regional territory. An organisation of the banking networks based on three geographical areas is a consequence of this; each of them, maintaining its own brand and adjusting its offering according to the different needs of the customers served, will make its mission to supervise and develop its reference area: the SANPAOLO IMI network for Tyrrhenia, NUOVA CARDINE BANCA (with its own local brands) for the Adriatic, and BANCO DI NAPOLI for the South. As noted earlier, a top quality integrated multi-channel remote infrastructure will be added to the broad presence in these areas;

- to reap the advantages of specialisation

- from local roots but from specialist distribution (private banking, Personal Financial Services, Wholesale banking);

- focus on skills, where the development of targeted competence constitutes a competitive advantage (Wealth Management, Investment Bank, Private Equity and Wholesale Banking). In this sense, therefore, the brands will be united and all the product businesses and the principal specialist units where the Group is the sole shareholder, will be concentrated;

- to leverage simultaneously on the economies of scale and scope consequent upon the high relative size of the new company. For the common service centres (first of all: bank network IT, back office and finance), typically those areas where the greater part of the cost synergies in aggregations are concentrated, these will be concentrated in the Parent Bank, thus continuing significantly to contain the incidence of "indirect" costs on the total cost structure, producing therefore, an optimal cost structure with respect to revenue generation capacity and, definitively, sustainable competitiveness of the business model adopted. In this respect, the establishment of a Macchina Operativa di Gruppo/Group Operating Vehicle, into which the IT management and operational platforms of the New Group will be concentrated, is crucial;

The organisational choices of the New Group will lead to an organisational structure with a Bank exercising Parent Bank functions and with operational units (as divisions of the Parent Bank and subsidiaries) in the various business areas.

The organisational architecture and means of functioning will be aimed at following a single governance and strong business coordination in terms of strategic direction and risk management, with particular attention to optimising the cost structure through the centralisation of production and service functions. Meanwhile, strong autonomy and managerial responsibility for the economic results of the divisions and subsidiaries will be maintained.

The Parent Bank will have responsibility for ensuring the realisation of the whole entrepreneurial design and to accomplish this, in line with current regulations governing banking Groups, will undertake its responsibilities on behalf of all the operating units:

- strategic direction, to define and actuate the strategic lines and the policy direction of the Group and strategic/operational plans of the various units of the Group;

- governance, to ensure the dynamic management of the specific markets and business areas in which the Group operates;

- control, to ensure the greatest exploitation of the business portfolio (strategic control), to supervise the balanced economic, financial and balance sheet situation (management control) and the valuation and management of risks at Group level coming from the individual Operating Units (technical operational control).

In this context, Nuova Cardine Banca will operate in line with the strategic direction, from the Padua management centre, as a sub-holding in coordinating the Bank networks which report to it.

Nuova Cardine Banca will complete the integration envisaged in the original CARDINE industrial plan, in terms of corporate and organisational structure, although with the modifications and updates which the new structure may bring, contributing to value creation through more intense prosecution of the centralisation process of the production service structures for the subsidiary companies (freed from central cost structures), and through the relationship with the analogous structures of the Parent Bank to increase efficiency and operational effectiveness.

The organisational structure of the units will be effected through a series of corporate structure and organisational measures which, starting from the configuration of the two current Groups, will lead to the rationalisation of the new Group's profile encouraging the full achievement of the strategic objectives.

The main expected actions envisage:

➢ integration of the fiduciary management companies (Cardine Fiduciaria and Sanpaolo Fiduciaria), leasing (Cardine Leasing and Sanpaolo Leasint), tax collection (Ge.RiCo., Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban). Synergies in consumer credit, where Finemiro and

Finconsumo operate, will also be pursued sharing decisions with the other shareholders of the latter (controlled 50% by SANPAOLO IMI);

- the inclusion into Banca Private (currently in configuration in Italy) of the foreign business currently held by Sanpaolo Bank (Luxembourg), Sanpaolo Imi Private Banking (Switzerland), Sanpaolo Bank (Austria), Cardine Suisse and part of the business of Cardine Banca's branch in Luxembourg;

- the establishment of a Private Equity company (whose organisational and corporate structure is to be defined) located in Bologna and in which Cardine SGR (retaining Alcedo as adviser for current activities) and the spin-off of the SME activities of NHS will be included;

- the establishment of a company to develop business in central-eastern Europe, based in Padua as a centre of gravity for SMEs with strong focus on these countries, with West Bank (Romania) and Inter-Europa Bank (Hungary).

As mentioned earlier, the activation of a Macchina Operativa/Operating Vehicle of substantial scale and European quality will assume particular relevance. The supervision of the production efficiency of the New Group will pass through the capacity to develop and put in place operational platforms and information technology capable of ensuring high levels of service and flexibility with optimised levels of investment thanks to the scale achievable. With this transaction the Macchina Operativa Intragruppo will be activated, to serve the SANPAOLO IMI network, CARDINE and BANCO Di NAPOLI, in which the hardware and telecommunications management, planning, development and maintenance of the IT applications, as well as operating back-office, will be concentrated: the Macchina Operativa Intragruppo will manage an integrated multi-bank and multi-channel IT system, which represents the prerequisite to achieve levels of operating efficiency and commercial effectiveness as well as, in the future, to allow the potential extension of services to other businesses.

Results expected

Economic-financial projections for the period 2001-2005 envisage strongly growing profit results with profit levels at the best European standards.

The integration of Cardine Banca and SANPAOLO IMI will in fact allow the achievement in coming years of an improvement in the profitability of the New Group, with a target RoE up to approximately 21% in 2005 and a reduction in the cost/income ratio of approximately 14 percentage points compared to current levels.

The potential annual synergies from the merger, estimated to reach approximately Euro 280 million per year in 2005, will contribute to this result. These synergies come from both revenues, through greater productivity and services to customers, and greater development in businesses with high potential, and optimised cost structure through efficiency and rationalisation in the service structures of the New Group. A cost estimate suggests a one-off of Euro 260 million.

In view of active capital management, the dividend policy will be aimed towards a high pay-out from consolidated income. Furthermore, expected developments for 2002-2005 in assets and liabilities guarantee a high level of regulatory capital ratios.

CRITERIA TO DETERMINE THE EXCHANGE RATIO

Purpose of exchange ratio estimates

In order to determine the share exchange ratios for the merger by incorporation into SANPAOLO IMI of CARDINE, SANPAOLO IMI has been advised by qualified external consultants, Goldman Sachs Sim ("Goldman Sachs") and J.P. Morgan plc ("JPMorgan").

The valuations made were aimed at giving a comparative estimate of the values of the economic capital of the banks concerned in the merger and are to be construed wholly in relative terms and with reference limited to this specific operation.

In order to determine the exchange ratio, the advisers took note of the proposal formulated by the Fondazione Compagnia di San Paolo, Fondazione CR Padova e Rovigo and Fondazione CR Bologna to proceed to the conversion into preferred shares of the ordinary shares held in excess of a total of 15% of the ordinary capital of SANPAOLO IMI following the merger and conversion. The conversion is proposed on the equal basis of one preferred share for each ordinary share, as well as subordinate to the approval of the merger by incorporation into SANPAOLO IMI of Cardine Banca, with effect from the moment immediately following the effectiveness of the merger.

Taking account of the conditions and terms of the proposal to convert ordinary shares into preferred shares, to determine the exchange ratio all the SANPAOLO IMI shares, including those to be converted into preferred shares, are treated as ordinary shares.

Documentation considered

In their valuations Goldman Sachs and JPMorgan have made use of public information and data provided by the management of SANPAOLO IMI, Cardine Banca and their respective consultants.

The valuation considerations contained in the Report are based wholly on the following documentation:

<u>For SANPAOLO IMI:</u>

- certified financial statements, Parent Bank and consolidated, approved by the competent bodies, for year 1999 and 2000;
- Interim Report, Parent Bank and consolidated, at 30 June 2000 and 2001 and quarterly consolidated Report at 30 September 2000 and 2001;

- 2001 estimates and Financial Plan for 2002, 2003, 2004 and 2005, approved by the competent bodies;
- market performance of SANPAOLO IMI shares in the past 12 months.

For Cardine Banca:

- certified financial statements, Parent Bank and consolidated, approved by the competent bodies, for year 1999 and 2000;
- Interim Report, Parent Bank and consolidated, at 30 June 2000 and 2001;
- 2001 estimates and Financial Plan for 2002, 2003, 2004 and 2005, approved by the competent bodies.

In addition to the analysis based on the above and discussions with the management of banks, Goldman Sachs and JPMorgan have also used public information for other quoted companies, as well as recent mergers and acquisitions useful for their analysis.

Goldman Sachs and JPMorgan have not conducted independent studies, checks and valuations concerning individual items and captions of the assets and liabilities of the Banks.

Date of reference of the estimates

The date of reference of the valuation estimates is that of the Report taking account that, on the basis of the information available and used, in the period between the last available consolidated statements of the two banks and the date of the Report, no events have occurred so as to modify substantially the balance sheet, economic and financial profile of the banks under consideration. The Market prices of the quoted companies in the Report are updated to 14 December 2001.

It is expected that the legal effects will be from 1 June 2002 or, if later, the first day of the month following the execution of the final registrations prescribed by Article 2504 *bis* of the Italian Civil Code. The analyses are thus made presupposing that until that day there are no significant changes in the reference balance sheet, economic and financial profile.

Thus, the banks intend to proceed to the distribution of dividends to their shareholders before the effective date of the Merger. In this, the exchange ratios indicated in the present Report, calculated with reference to both the values per share of SANPAOLO IMI and Cardine *cum* dividend, will not be altered in that the Banks respect the proportional ratio implicit in the exchange ratio selected also in the distribution of the respective dividends for 2001.

Analysis to estimate the exchange ratios

Taking account that the purpose of the valuations made is to determine the exchange ratio, and thus the relative economic values of the two companies in the merger, the principle of relative homogeneity of valuation criteria has been preferred, compatibly with the characteristic elements of the individual banks valued. The values reported thus constitute values substantially comparable within themselves to be construed exclusively in connection with and to support an estimate of the exchange ratio in the context of the proposed merger.

In the application of the valuation methodologies described below, Goldman Sachs and JPMorgan have adopted independent approaches, while reaching similar conclusions.

In particular, the valuations were made supposing operational autonomy of the banks (stand-alone), recognising separately, and consistently with the best accepted practice, a premium relative to the acquisition by SANPAOLO IMI of the control of Cardine. This premium reflects elements such as the strategy of the acquirer and the possible synergies to be realised through merger. To estimate this premium, Goldman Sachs and JPMorgan made reference to an analysis of comparable transactions.

Further, in the estimate of a premium the potential operational synergies coming from the operation were also considered, as determined by an industrial consultant jointly mandated by SANPAOLO IMI and Cardine Banca, able to create incremental value for the shareholders of the banks themselves and thus constituting the theoretical basis to justify the premium. This premium, implicit in the exchange ratio, was then compared with the premia in comparable transactions, used also as a method of control.

In line with the principle of homogeneity in the valuation criteria adopted, with reference to the valuation of SANPAOLO IMI, both Goldman Sachs and JPMorgan have taken significant account, although with different methodological applications, stock market values.

Process to determine the exchange ratio

The process to estimate the exchange ratio to be used for the merger, the structure was to value the economic capital of SANPAOLO IMI and Cardine Banca, as *stand-alone, and* the premium for the transfer of the control of Cardine Banca to SANPAOLO IMI as of incorporating company. On this basis the ratio between economic value per share of SANPAOLO IMI and Cardine Banca was determined, inclusive of the control premium, necessary to fix the number of SANPAOLO IMI shares to assign in exchange to Cardine Banca shareholders for the merger.

In consideration of the scope of valuations, the criteria used are such as to provide consistent and comparable values to determine the exchange ratio.

Methodologies of valuation used

The estimate of the exchange ratio for the merger comports, firstly, the valuation of the economic capital of banks involved in the operation on the basis of their economic-financial results and, secondly, the appreciation of other qualitative and quantitative circumstances which influence the valuation of the individual entities and the determination of the exchange ratio, such as for example the transfer of control.

The methodologies of valuation adopted to estimate the value of the economic capital of the banks makes reference to the most widely accepted methodologies used in Italy and internationally for the banking sector. Taking account of the above aims, as well as the importance of market parameters, balance sheet and historical and future profits, the following valuation criteria to estimate the exchange ratio were applied:

- Stock Exchange quotations;
- market multiples;
- Price/Net shareholder funds – future RoAE regression analysis;
- actualised dividend flows;
- premia and multiples paid in comparable mergers and acquisitions, using estimates of the control premium.

As said, valuation criteria designed to assess the impact of the synergies which may result from the merger on shareholder value for SANPAOLO IMI and Cardine Banca were also adopted.

Finally, in the application of these criteria, Goldman Sachs and JPMorgan considered the nature and limits implicit in each of them, on the basis of the professional, Italian and international valuation procedure normally followed in the banking sector.

Below is a detailed description of each of the valuation methodologies used in the analysis.

Stock market quotations

The stock market quotations method consists of giving the company a value equal to that assigned to it on average by the market on which the company's shares are traded. The method of market purchases thus presupposes the efficiency of the market where the company is quoted and is translated into analysis and comparison of values from the market quotations of the respective shares, taken over a sufficiently wide timespan.

In particular, reference is made to stock market quotations principally for the valuation of SANPAOLO IMI. It is held that the market capitalisation of SANPAOLO IMI shares is representative of its economic value, in that the company is among the 30 largest companies by market capitalisation on the Italian Stock Exchange, with high volumes traded each day and covered by the principal Italian and international financial intermediaries which contribute to the spread of information and analysis necessary to create prices which properly reflect the economic and financial situation and risk profile of the bank.

To neutralise exceptional events, short-term fluctuations and speculative tensions and at the same time to reflect the information of official prices most recently made available to the market, average weighted prices over appropriate timescales have been used.

For Cardine Banca, since the shares are traded on the Third Market, the reduced liquidity led Goldman Sachs and JPMorgan not to take the Cardine quotation as sufficiently significant and thus representative of the value of the economic capital of the company. For this reason, while recognising the importance of the stock market quotation criterion for SANPAOLO IMI, but not able to apply this criterion also for the valuation of Cardine Banca, for the above reasons, it was decided, on the basis of the principle of homogeneity in the criteria of valuation adopted, not to take account, in the present Report, of the exchange ratio derived from the application of this methodology.

However, both Goldman Sachs and JPMorgan paid significant attention to the value of the economic capital of SANPAOLO IMI from stock market quotations in the application of other valuation methodologies. In particular JPMorgan considered this criterion as more significant compared to the other criteria for the valuation of the economic capital of SANPAOLO IMI.

Market multiples

With this method, the value of a company is determined using the indications provided by the market for companies with similar characteristics to that to be valued.

The method is based on the application of multiples - calculated as the ratio between market values and the economic, balance sheet and financial amounts of a selected range of comparable companies - to the corresponding amounts of the company to be valued.

On the basis of considerations of approximate size and the geographical coverage, the following range of similar banks was compiled:

SANPAOLO IMI		Cardine	
1.	UniCredito Italiano	1.	Rolo Banca 1473
2.	IntesaBci	2.	Banca Lombarda e Piemontese
3.	Banca Monte dei Paschi di Siena	3.	Banca Popolare di Verona
4.	Banca Nazionale del Lavoro	4.	Banca Popolare di Bergamo

The following multipliers were chosen on the basis of banking sector characteristics and market practice:

- price/earnings ratio ("P/E");
- price /net shareholders' equity ratio ("P/NE");

where, to neutralise exceptional events and short-term fluctuations, the price is represented by the average, weighted by volume, of the official prices in the past month. For profits and dividends for 2001, 2002 and 2003 of the banks included in the Reference Range the estimates provided by Institutional Brokers Estimate System ("IBES") have been used.

In the application of multiples to determine the economic capital of SANPAOLO IMI and Cardine Banca the management projections of SANPAOLO IMI and Cardine Banca have been taken into consideration.

It should be underlined that, in the application of the market multiple criterion, to value the economic capital of SANPAOLO IMI to determine the exchange ratios, Goldman Sachs has taken due account of the stock market quotations criterion, which JPMorgan however considered more significant.

Furthermore, in consideration of the particular characteristics of the Cardine Group, distinguished by a very high level of shareholders' funds compared to other Italian banks, the analyses of market multiples have been corrected to neutralise the distortions produced this specific factor.

Statistical regression

This criterion consists of the analysis of the relationship between the profitability of a bank ("RoAE" – Return on Average Equity) expected by the market and the ratio between market capitalisation and value of net shareholders' funds for the same bank. This relationship can be approximated through a regression of the RoAE data and the relationship between market capitalisation and net shareholders' funds for a significant range of quoted banks. The application of the parameters of this ratio to prospective RoAE and net shareholders' funds of the company to be valued determines the estimate of the economic capital.

In this specific case a range was chosen composed of a wide number of quoted Italian banks with market capitalisation and liquidity such as to make the analysis conducted significant.

Reference Range			
1.	UniCredito Italiano	7.	Banca Lombarda e Piemontese
2.	IntesaBci	8.	Banca Popolare di Verona
3.	Banca Monte dei Paschi di Siena	9.	Banca Popolare di Bergamo
4.	BNL	10.	Banca Popolare di Lodi
5.	Banca di Roma	11.	BPC&L
6.	Rolo Banca 1473	12.	CR Firenze

To apply the regression criterion to determine the value of Cardine Banca, JPMorgan has also included SANPAOLO IMI in the selection above.

For the present valuation an analysis of 2002 and 2003 prospective RoAE was made, calculated as the ratio between profits expected for 2002 and 2003 and average shareholders' funds expected for each period, using the IBES estimates for profits and dividends expected from the banks included in the selection. The regression applied to the range is linear.

The ratio obtained shows a level of satisfactory statistical significance, to be able to apply these parameters balance sheet and profits of the banks from which to derive a theoretical market value.

Also with the statistical regression criterion, to value the economic capital of SANPAOLO IMI to determine the exchange ratio, Goldman Sachs took due account of the Stock Exchange criterion, which JPMorgan considered more significant.

Furthermore, in consideration of the particular nature of the Cardine Group, with a high value compared to other Italian banks, the market multiple analyses have been corrected to neutralise the distortion as a result of such a factor.

Dividend Discount Model

The Dividend Discount Model ("DDM") takes the value of a bank as future dividend flows to shareholders, taking distributable dividends keeping an appropriate capital structure, given regulations and financial structure, to support future expected development. These flows thus follow from the dividend policy effectively envisaged or adopted by the bank.

With this methodology, the value of a bank equals the sum of future dividends actualised and terminal value. The actualisation rate of dividend flows, defined as

"Cost of Equity", is calculated on the formula of Capital Asset Pricing Model ("CAPM").

This criterion comports an estimate of prospective dividend flows generated beyond the time horizon of the plans of the banks to be valued, and thus necessarily subjective, and may give an estimate of the economic capital significantly different from that obtained with other methods.

In the application of the criterion of actualised future dividend flows, to determine the exchange ratio, for the valuation of SANPAOLO IMI, JPMorgan has however considered the values expressed by the market quotation criterion as more significant.

Analysis of premia and multiples paid in comparable transactions

Given the nature of the operation, to set the exchange ratio of the shares of the two banks, the theoretical control premium in the acquisition of Cardine has been noted and considered.

The recognition of a premium on shareholding packages which ensure the control of a company is normal practice, with strong subjective components in that it depends on considerations relative to the acquirer's strategies and possible synergies achievable through an acquisition.

To estimate the premium, and following the most accepted practice, it is necessary to refer to empirical methods. In this specific case, the methodology of premia paid in comparable mergers and acquisitions has been used.

This methodology allows an estimate of the premium recognised for the sale of the control of the target company, as the difference between the offer price and the average market price calculated over a month prior to the transaction. It is thus assumed that the market valuation of the companies acquired properly expresses the *stand-alone* value of the target company. For the present analysis Goldman Sachs and JP Morgan have chosen certain more recent transactions in Italy and Europe with quoted banks, identifying a range between 20% and 30%.

Goldman Sachs and JPMorgan have thus applied to the reference values of the economic capital of Cardine, from the application of valuation criteria cited earlier, a premium reflecting the above empirical considerations as well as the specific characteristics of the operation.

Furthermore, in consideration of the nature of the operation, account has been taken of the impact for the shareholders of SANPAOLO IMI and Cardine Banca of the synergies which may come from the merger of the two banks. In this connection, the results of the analyses and checks made by the common industrial consultant of the two banks have been taken for reference. The value of the economic benefits–net of integration costs– expected from the strategic aggregation of SANPAOLO IMI and Cardine, represents the theoretical base for the justification of a premium to shareholders in Cardine Banca by shareholders in SANPAOLO IMI. This premium, implicit in the exchange ratio, was then compared with the premia in comparable transactions, including also the control method.

The implicit multiples in the valuation of the economic capital of Cardine Banca inclusive of the theoretical control premium compare favourably with comparable merger and acquisition transactions, according to transaction multiples.

This criterion is based on the application of valuation of implicit multipliers in operations of merger and acquisition regarded as comparable to the balance sheet of the company to be valued. To assess the value arising from the application of multipliers taken from offers in similar transactions, attention should be paid that these multiples also express implicitly the value of the rights related to control and relative premia, as well as the value of the synergies envisaged as a result of the operation.

The application of this criterion lies in the collection of data on transactions aimed at transferring controlling shareholdings (valuing its degree of comparability), in calculating the multiples (comparing the price paid for the company with certain profit and balance sheet references) and finally in calculating significant statistical indicators of the multiples obtained and in their application to the appropriate profit and balance sheet indicators of the company to be valued in order thus to derive the theoretical sale price.

In the application of the criterion of comparable transactions, the impossibility of identifying similar banks under each profile serves to direct attention towards those banks which have particularly significant similarities with the parties involved in the transaction. In this case, the most significant criteria for the selection of comparable banks are size, the technical-economic aspects of the operation as well as geographical area.

For the present estimate Goldman Sachs and JPMorgan have proceeded to examine acquisitions of majority shares in regional banks announced recently in the Italian banking sector.

Results and conclusions

In consideration of these premises and on the basis of the analyses made according to the criteria described the advisers reached the following results:

Value of the economic capital (€ billion)	SANPAOLO IMI (A)	Cardine (B) (*)	(B) / (A+B)

Goldman Sachs			
Criterion Market Multiples	17,1	5,9	25,5%
Criterion Regression	17,1	6,3	26,9%
Criterion Dividend Flows	20,9	7,6	26,7%
JPMorgan			
Criterion Market Multiples	17,8(**)	6,4	26,5%
Criterion Regression	17,8(**)	5,8	24,6%
Criterion Dividend Flows	17,8(**)	6,5	26,7%

(*) Inclusive of the Premium of Control / Synergies

(**) Resulting from the application of the market quotation

On the base of the estimates, dividing the value of the economic capital of the Banks by the number of shares issued, and taking account of the overlaps of the value intervals as identified, the advisers came to identify the following shared value interval, from which it seems reasonable to present the exchange ratio.

1,7486 - 1,8609 SANPAOLO IMI Shares per one Cardine Banca share

Within this interval, Goldman Sachs and JPMorgan have identified **1,7950** as the exact value of the exchange ratio.

The Board of Directors of SANPAOLO IMI has shared and made its own valuation considerations expressed by the appointed advisers, both methodologically and in the results obtained. The Board considered that the valuation methods used, consistent with the best domestic and international practice and theory, must be considered for the valuation of the relative values of the economic capital of the two banks in total and not individually, while making particular reference of the determination of the value of the economic capital of SANPAOLO IMI on the market quotation criterion. On the basis of these valuation elements, the determination of the following exchange ratio is thus reached

1,7950 Shares SANPAOLO IMI per one Cardine Banca share

as identified by the financial advisers.

LEGAL PROFILES AND METHODS OF ASSIGNING SHARES

Structure of the transaction

In civil law terms, the merger by incorporation will effected in conformity with Articles 2501 and following of the Italian Civil Code and according to the means and conditions contained in the merger project.

Before the merger and subordinate to the necessary authorisations, it is expected that the company to be incorporated will proceed to confer to a company - wholly controlled by the conferring company - of the complete banking business, excluding certain elements, belonging in particular to the categories indicated below, which will thus remain the exclusive property of the conferring company and will be transferred to SANPAOLO IMI as a result of the merger by incorporation of the conferring company:

- loans to and from banks;
- securities;
- shareholdings (except for those of a local nature, for credit recovery and use in the course of business);
- property not used for office purposes;
- other assets and liabilities

Personnel in the conferring company will continue their working relationship with the conferring company.

The merger by incorporation of CARDINE BANCA into SANPAOLO IMI, effective following the closing of the conferral, will allow the transfer to the incorporating company of the rights and obligations of the incorporated company.

The projected, concerning companies which operate in banking, is subject, among other things, to the conditions of the legislative decree 1 September 1993, n.385 (Consolidated Text of laws on banking and credit) and in particular to the provisions of authorisation of the Banca d'Italia, pursuant to Articles 56 and 57. The conferral of the whole business of Cardine Banca S.p.A. to the subsidiary company is also subject to prior authorisation by Banca d'Italia.

The reference balance sheet, pursuant to Article.2501 *ter* of the Italian Civil Code, is that at 30 September 2001.

The companies participating in the merger have requested the designation, pursuant to Article.2501 quinces of the Italian Civil Code, of a joint expert.

For the means of assigning shares, no shares of the incorporating company will be assigned in violation of Article 2504 Terri of the Italian Civil Code and thus the shares of Cardine Banca S.p.A. to be incorporated, remaining the property of the companies participating in the merger, will be cancelled without substitution.

To serve the exchange SANPAOLO IMI will increase its equity capital for a maximum of 1,381,702,103.60 Euro. This capital increase may be less in consideration of Article 2504 *ter* of the civil code, or if to serve the exchange ratio SANPAOLO IMI may decide to use, for the difference, any own shares in portfolio at the date of effectiveness of the merger for a maximum of 70,000,000 shares, for a total nominal amount of Euro 196,000,000.00.

Taking account of the above, SANPAOLO IMI, in terms of the legal effects of the merger, will issue up to a maximum of 493,465,037 ordinary shares of nominal value , Euro 2.80 which will be assigned to the shareholders of the company to be incorporated against the cancellation and exchange of a maximum of 274,910,884 ordinary shares of the company to be incorporated - Cardine Banca S.p.A. - nominal value Euro 5.20 in circulation.

Shareholders of the company to be incorporated will be provided with facilities to deal in any fractions of shares, at market prices, without charges and commissions.

The shares issued by the incorporating company will be valid from 1 January 2002.

The newly issued ordinary shares will be quoted *pari passu* with the SANPAOLO IMI shares already in circulation.

The operations of the company to be incorporated will be included in the financial statements of the incorporating company, also for tax purposes, from 1 January 2002.

The merger does not give right to recess pursuant to Article 2437 of the Italian Civil Code, nor to Article 131 D.Lgs. 24 February 1998, n.58, in that the incorporating company has the same corporate objective as the company to be incorporated and the shares of the incorporating company are traded on regulated market.

For the accounting and tax date of the merger, in relation to the possibility recognised by the combined disposition of Articles 2501 bis, n.6, 2504 bis, last paragraph, of the Italian Civil Code, as well Article 123 of D.P.R. 22 December

1986, n.917 and as envisaged at point VI) of the project, the activities of the company to be incorporated will be included in the financial statements of the incorporating company, also for income tax purposes, from 1 January 2002.

Except as above, the legal effects of the merger will take place from 1 June 2002 or, when the final registration pursuant to Article 2504 *bis* of the civil code follows that date, from the first day of the month following the final registration.

Consequently, from this date the incorporating company will assume the activities, the rights and the obligations of the incorporated Cardine Banca, excluding the total business disposed to the wholly controlled conferring company.

Pursuant to Article 57 final paragraph of the Consolidated Text, furthermore, by effect of merger the privileges and guarantees of whatever sort, from whomever or in any case in favour of the incorporated company will retain their validity and degree, without need of any formality or annotation in favour of the incorporating company.

Shareholder profile and corporate governance

As a result of the merger, and assuming the maximum increase in capital, the principal shareholders of SANPAOLO IMI, on the basis of information available, would be:

	Percentage equity shareholding
Compagnia di San Paolo[3]	14.02%
Fondazione Cassa di Risparmio di Padova e Rovigo	10.46%
Fondazione Cassa di Risparmio Bologna	7.44%
Santander Central Hispano	4.80%
Monte dei Paschi di Siena	4.55%
Giovanni Agnelli e C.	3.69%
Fondazione Cariplo	2.05%
Ente Cassa di Risparmio di Firenze	1.90%
Caisse des Depots et Consignations (CDC)	1.51%

[3] The shareholding indicated takes account of the acquisition announced by Compagnia di San Paolo of a stake of 8% in Cardine Banca held by Sanpaolo IMI and the consequent share exchange.

Societa Reale Mutua di Assicurazioni	1.48%
Fondazione Cassa di Risparmio di Venezia	1.45%
Fondazione Cassa di Risp. di Udine e Pordenone	1.32%
Banca Akros S.p.A.	1.11%
Others	

The conversion of ordinary shares into preferred shares – as described in the Report to shareholders, and assuming the maximum increase in equity capital – would, on the basis of available information, have the following effect on the shareholder structure:

	Percentage equity shareholding
Compagnia di San Paolo	7.50%
Banco Santander Central Hispano	5.99%
Monte dei Paschi di Siena	5.68%
Giovanni Agnelli e C.	4.60%
Fondazione Cassa di Risparmio di Padova e Rovigo	4.38%
Fondazione Cassa di Risparmio in Bologna	3.12%
Fondazione Cariplo	2.56%
Ente Cassa di Risparmio di Firenze	2.38%
Caisse des Depots et Consignations (CDC)	1.89%
Società Reale Mutua di Assicurazioni	1.85%
Fondazione Cassa di Risparmio di Venezia	1.81%
Fondazione Cassa di Risp. di Udine e Pordenone	1.65%
Banca Akros S.p.A.	1.38%
Other shareholders	[illegible]

As mentioned earlier, the model of corporate governance, set out in the letter of intent signed by the Fondazioni and communicated to the market, is constructed around a strong industrial project set out by the two Banks. The model envisages that the three Foundations with stakes in SANPAOLO IMI after the merger will transfer their holdings equal to 15% of the ordinary shares to a Società di Gestione del Risparmio (SGR – Asset Management Company) to manage the stake on a professional and independent basis according to general regulations and special regulations in course of approval. The prospect of including other stable shareholders in the direction of the bank is also envisaged. For strategic stability and unity of purpose of the bank, the shareholders which are party to the existing agreements (IFI/IFIL and Reale Mutua) will continue to participate while the SGR will represent the three Foundations in the context of the consultation agreement. The letter of intent also envisages that the Compagnia extend the consultation agreement to CDC *(Caisse des Dépôts et Consignations)*, which has asked to be part of the strategic partnership agreements with SANPAOLO IMI.

Finally, the letter of intent provides that the Shareholders' Meeting of SANPAOLO IMI may increase the number of board directors to ensure the presence of members indicated by the Fondazione Padova e Rovigo and the Fondazione Bologna.

Tax implications for the companies participating in the merger

Pursuant to Article. 123 of the "Testo Unico" on Income Taxes, approved with D.P.R. 22 December 1986, n. 917, the operation does not constitute realisation or distribution of capital gains or losses of the goods of the merged companies. Furthermore, the greater values posted in the financial statements against "cancellation goodwill" (difference between the cost of shares in the incorporated company cancelled as a result of the merger and the value of the corresponding share of the accounting shareholders' funds of that company) do not contribute to the profits of the incorporating company.

The tax suspension reserves of the incorporated company, including those taxable only in case of distribution, will be reestablished in the financial statements of the incorporating company, thus retaining the tax regime that they had within the company from which they derive.

For the goods of the incorporated company passing to the incorporating company the conservation of the values for tax purposes within the incorporated company is generally envisaged. Pursuant to Article. 6 of D.Lgs. 8 October 1997, n. 358, the greater values posted in the financial statements by the incorporating company in correspondence with the cancellation goodwill are considered recognised for tax purposes if subject to the 19% substitute tax (Article 1 of the same decree). The recognition for tax purposes of these greater values can also be considered, without application of the substitute tax, up to a total amount net of the following elements (if duly documented in their totality): (i) the capital gains realised by previous owners, less any capital losses, if appropriate to the application of the substitute tax on capital gains at 27% (in the case of physical persons or non-commercial entities, by effect of the sale of qualifying shareholders), or, in the case of companies, if subject to the substitute tax as per Article 1 (at 27% or 19% in force *pro tempore*); (ii) the greater or lesser values, against acquisition values, deriving from the sale of the cancelled shares by previous owners, which may have contributed to the income of a resident company; (iii) the writedowns and writebacks of the shares which may have contributed to the income of a resident company or which by law do not contribute to it.

For the incorporating company, the positive or negative difference between the cost of own shares assigned in exchange to the shareholders of the incorporated company and the corresponding share of net shareholders' funds does not contribute to the formation of income, in application of art. 99 of the D.P.R. 22 December 1986, n. 917.

For income tax, the backdating to 1 January 2002 of the effects of the merger is compatible with paragraph 7 of Article 123, which allows this backdating to a date not before that of the closing of the last financial statements of the companies participating in the merger.

For shareholders, the exchange of shares held in the incorporated company with those of the incorporating company does not constitute the realisation nor distribution of capital gains or losses, nor does it reflect income consequences.

The merger is excluded from VAT application, pursuant to Article. 2, paragraph 3, lett. f), of D.P.R. n. 633/1972, and subject to fixed registration tax.

Amendments to Articles

In connection with the merger the incorporating company will amend its Articles with reference to the following dispositions.

Art. 1: to slim the formulation, with the elimination of the reference to previous mergers
Art. 2: to allow for a further secondary office with fixed representation being the current legal office Cardine Banca S.p.A. to be incorporated;
Art. 6: to take the modifications concerning the maximum amount of equity capital and al number of shares in which it may be divided, consequent on the issue of shares to serve the exchange ratio described at point III);

On the same occasion the paragraphs of the Articles will also be numbered.

All the above the modifications will take effect from the date of effectiveness of the legal effects of merger, (point VI).

The Board of Directors of SANPAOLO IMI, in a separate agenda point, has also proposed for the approval of the Shareholders' Meeting of the incorporating company the amendment of articles 6, 10, 22 and 24 of its Articles , to accept the amendments concerning the conversion, pursuant to Article 28, paragraph 3, letter a), of D. Lgs. 17.5.1999 n. 153, as well as Article 2, paragraph 2, letter a) L. 23.12.1998 n. 461, of ordinary shares of SANPAOLO IMI into newly issued preferred shares of SANPAOLO IMI, subordinate to the approval of this merger project and the conversion by the Shareholders' Meeting of company to be incorporated, as well as the signing of the act of merger.

The text of the Articles of the incorporating company, with the amendments resulting from merger reported above, is attached to the present project as an integral and substantive part of it. Also separately attached are the amendments to the Articles concerning the conversion of the ordinary shares into preferred shares, which subordinate to approval at the shareholders' meeting will be effective on the same date as the legal effects of the merger and immediately following it.

Exhibit 3

Opinions of J.P. Morgan and Goldman Sachs.

The opinions of J.P. Morgan and Goldman Sachs discuss and analyze the proposed exchange of Cardine shares for Sanpaolo shares and were used by the board of directors of Sanpaolo to determine the exchange ratio.

For a summary of material issues discussed in this exhibit please see Exhibit 2, pages 38 to 46 and Exhibit 9, Sections 4, 5 and 6.

Exhibit 4

Report of Cardine Banca's Board of Directors on the Merger Plan between Sanpaolo IMI S.p.A. and Cardine Banca S.p.A. pursuant to article 2501 *quater* of the Italian Civil Code

and

Report of Cardine Banca's Board of Directors on the Conversion of Sanpaolo IMI's ordinary shares into preferred shares pursuant to article 28 of Italian Legislative Decree 153/99.

The Report of Cardine's Board of Directors pursuant to article 2501-quarter of the Italian Civil Code discusses the merger and its effects. The report has been made available to Cardine's shareholders in anticipation of the Extraordinary Meeting.

For a summary of material issues discussed in this exhibit please see Exhibit 2, Pages 7 to 47.

Exhibit 5

Financial Statements of Sanpaolo IMI as of September 30, 2001 rendered pursuant to article 2501 *ter* of the Italian Civil Code.

This document contains the unconsolidated financial statements as of September 30, 2001.

For a summary of material issues discussed in this exhibit please see Exhibit 2, pages 14 to 21.

Exhibit 6

Financial Statements of Cardine Banca as of September 30, 2001 rendered pursuant to article 2501 *ter* of the Italian Civil Code.

This document contains the unconsolidated financial statements of Cardine as of September 30, 2001.

For a summary of material issues discussed in this exhibit please see Exhibit 2, pages 22 to 23 and 28 to 32.

Exhibit 7

Expert's Report on the Recommended Share Exchange Ratio of PricewaterhouseCoopers S.p.A.

In this document PWC evaluates the exchange ratio. PWC was appointed by the Civil Court of Turin as independent accountant pursuant to article 2501-*quinquies* of the Italian Civil Code.

For a summary of material issues discussed in this exhibit please see Exhibit 2, pages 38 to 46.

Exhibit 8

Review of Sanpaolo Pro forma Financial Statements for the six months ended September 30, 2001 by PricewaterhouseCoopers S.p.A. ("**PWC**").

This document contains the report of PWC relating to the financial statements and the pro forma financial data for the Sanpaolo Group for the six months ended June 30, 2001.

For a summary of material issues discussed in of this exhibit please also see the Summary of the Documento Informativo, page 11.

Exhibit 9

SANPAOLO IMI S.p.A

REPORT ON THE CONVERSION OF ORDINARY SHARES INTO PREFERRED SHARES

Extraordinary Shareholders' Meeting 2, 4 and 5 March 2002

Shareholders,

Article 28, Paragraph 3, Letter a) D. Lgs. 17.5.1999 n. 153, also pursuant to Article 2, Paragraph 2, Letter a) L. 23.12.1998 n. 461, allows for the possibility – for Fondazioni which have proceeded to the amendments to their Articles and By-Laws required by that regulation, and approved motion of the Extraordinary Shareholders' Meeting of the banking company in which it has a shareholding – to convert the ordinary shares held directly or indirectly in the said company following conferral pursuant to D. Lgs. 20.11.1990 n. 356 (and successive modifications) into "preferred shares in terms of distribution of income and repayment of equity capital and without voting rights in ordinary shareholders' meetings".

The same possibility to convert ordinary shares exists with reference to the company resulting from mergers of the banking company in which it has a shareholding, with the effect that the conversion in this case may be requested through a shareholding in the said new company.

In today's meeting, in the following agenda item, the Shareholders' Meeting will be asked to deliberate upon the project of merger by incorporation into the Bank of the company Cardine Banca S.p.A..

With letters of 17 and 18 December 2001 – pursuant to the above regulatory framework – specific proposals to convert ordinary shares by the following Fondazioni, which have testified to the existence of the conditions prescribed by the regulatory framework, have been formulated to the Bank:

- Compagnia di San Paolo also for the Compagnia di San Paolo S.r.l., a wholly owned subsidiary, in relation to a part of the shareholding held in Sanpaolo Imi;

- Fondazione Cassa di Risparmio di Padova e Rovigo in relation to a part of the shareholding held in Sanpaolo Imi which will pass to it, following the merger, as a result of the exchange of ordinary shares currently held in Cardine Banca S.p.A.;
- Fondazione Cassa di Risparmio in Bologna, in relation to a part of the shareholding held in Sanpaolo Imi which will pass to it, following the merger, as a result of the exchange of ordinary shares currently held in Cardine Banca S.p.A..

These proposals envisage that the conversion ratio should be: one preferred share for each one ordinary share and the effects of the conversion must be subordinated to the realisation of the merger. In brief, the rights of the preferred shares and terms of the issue are also indicated as follows:

1. voting rights only in extraordinary shareholders' meetings;

2. the right to participate in the net income at 5% of the nominal share value, as well as the right to cumulated dividends not recognised with those due in the following two years;

3. the right to reimbursement of capital up to the nominal value in the case of winding-up and liquidation of the company;

4. the preferred shares will be held centrally in one or more administered deposits with Sanpaolo Imi which will be the only authorised depositary;

5. the transfer of the said preferred shares must be communicated without delay to Sanpaolo Imi by the selling shareholder and will lead to automatic conversion at par of the preferred shares into ordinary shares, except when made in favour of an entity which wholly holds the capital of the selling party;

6. on 1 July 2012, without the necessity for further deliberations, the preferred shares will be converted at par into ordinary shares with the same characteristics as the ordinary shares in circulation at that moment;

7. in case of a paid increase in capital, for which the option right is not excluded or limited, the holders of preferred shares will have an option right on preferred shares having the same characteristics or, in absence or for the difference, in order, on preferred shares having different characteristics, savings shares or ordinary shares.

No other condition applies to the proposals.

On the basis of the regulatory framework outlined above, the proposal of conversion must be placed before the extraordinary Shareholders' Meeting of the company for approval. The interested Fondazione may not participate in the relevant motion, but its shares will be included in the calculation of the capital to determine the stakes required for the proper constitution of the Shareholders' Meeting.

Given the foregoing, with reference to the above, the Board of Directors regards itself as able to express an opinion, given also that of the financial advisers JP Morgan and Goldman Sachs, on the considerations which follow.

1. Reasons for the proposal

The conversion proposal has been formulated by the requesting entities to execute the obligations reciprocally assumed with the signing of a letter of intent on 18 October 2001 – published in extract in the daily newspapers "Il Sole 24 Ore" and "La Stampa" and deposited with the Turin Company Registry Office – concerning the aggregation between Sanpaolo Imi and Cardine Banca. In the context of this agreement, the Fondazioni are required to present to the Bank on the occasion of the merger - and on the basis of identical terms and conditions - a proposal of conversion, pursuant to Article 28, Paragraph 3, Letter a) D. Lgs. 17.5.1999 n. 153, of the total ordinary shares held by them exceeding 15% of the ordinary equity capital following the merger and the conversion itself.

2. The preferred shares

The shares to be issued for the conversion, pursuant to the regulatory framework described earlier, must bear preferreds in the distribution of income and reimbursement of equity capital and without voting rights in the ordinary Shareholders' Meeting.

The proposals presented by the above entities envisage:

- with reference to the preference concerning the distribution of income in the amount of 5% of the nominal share value, with the possibility to cumulate dividends not recognised with those due in the following two years;

- with reference to the preference concerning the reimbursement of capital, the right to the whole nominal value in the case of winding-up and liquidation of the company;
- with reference to limitation of voting rights, the exercise of such rights only in extraordinary shareholders' meetings;
- in case of a paid increase in capital for which the option right is not excluded or limited, the assignment of the same right on preferred shares of the same category having the same characteristics or, in absence or for the difference, in order, on preferred shares having different characteristics, on savings shares or ordinary shares.

These will thus conform to regulatory previsions.

3. Characteristics of the shares to be issued

On the basis of the proposals outlined, the preferred shares will have to be converted, at par, into ordinary shares as an automatic consequence of their sale to third parties by the entity which wholly owns the capital of the seller. They must in any case be converted, again at par, into ordinary shares on 1 July 2012.

Since the preferred shares will be wholly held, also indirectly, by the requesting Fondazioni and no other party will be able to acquire them, and in the absence of the requisite sufficient diffusion, the said preferred shares will not be quoted.

The preferred shares must also be placed in one or more deposit accounts with the Bank and the Bank must operate as exclusive depositary. The selling shareholder will be required to communicate the transaction concerning preferred shares.

The preferred shares will enjoy regular beneficial interest.

4. The conversion ratio

The conversion ratio is as follows:

One ordinary share = one preferred share

Given the nature of the preferred shares, their asset and economic content and governance rights compared to ordinary shares, dividend policy of Sanpaolo Imi in recent years and that expected in light of the prospective profit capacity of the new Group resulting from the merger, this ratio should not entail any detriment to ordinary shareholders not participating in the conversion.

Financial year	*Unit dividend*	*Nominal share value*	*Percentage nominal share value*
1998	Lire 900	Lire 6,000	15%
1999	Euro 0.516	Euro 2.8	18%
2000	Euro 0.568	Euro 2.8	20%

5. Number of shares to convert

In the conversion proposals the number of shares to convert is thus indicated:

- for the Compagnia di San Paolo, in the amount of shares necessary so that the remaining ordinary shares held represent the 7.5% of the ordinary equity capital following the merger and conversion;
- for the Fondazione Cassa di Risparmio di Padova e Rovigo, in the amount of shares necessary so that the remaining ordinary shares held represent the 4.382% of the ordinary equity capital following the merger and conversion;
- for the Fondazione Cassa di Risparmio in Bologna, in the amount of shares necessary so that the remaining ordinary shares held represent 3.118% of the ordinary equity capital following the merger and conversion.

The number of shares to convert must therefore be such as to determine, following the conversion, a total stake of 15% of the ordinary capital appertaining to the three Fondazioni, as will result from the effectiveness of the merger and conversion.

6. Conditions for effectiveness for the conversion

On the basis as indicated in the proposals, the conversion is to be understood as subordinated to the realisation of the merger.
That must thus be approved by the company participating in it, with effect from the date of legal effectiveness of the merger and at a moment immediately successive upon it.

The conversion will happen contemporaneously for all the ordinary shares for which request has been made.

7. Effects on shareholding structure

Following the merger as above, and given the maximum increase in equity capital, the shareholding structure of Sanpaolo Imi would, on the basis of available information, be thus composed:

	Percentage of ordinary share capital post - merger
Compagnia di San Paolo (1)	14.02%
Fondazione Cassa di Risparmio di Padova e Rovigo	10.46%
Fondazione Cassa di Risparmio in Bologna	7.44%
Santander Central Hispano	4.80%
Monte dei Paschi di Siena	4.55%
Giovanni Agnelli e C. (2)	3.69%
Fondazione Cariplo	2.05%
Fondazione Cassa di Risparmio di Firenze	1.90%
Caisse des Depots et Consignations (CDC)	1.51%
Company Reale Mutua di Assicurazione	1.48%
Fondazione Cassa di Risparmio di Venezia	1.45%
Fondazione Cassa di Risp. di	1.32%

Udine e Pordenone	
Banca Akros S.p.A.	1.11%

(1) The indicated shareholding takes account of the effects of the announced acquisition, by Compagnia di San Paolo, of a share of 8% of Cardine Banca held by Sanpaolo Imi and following exchange into shares of the incorporating company.
(2) Through IFI/IFIL

The conversion, on the basis of information currently available, would lead to the following situation:

	Percentage of ordinary share capital post – conversion
Compagnia di San Paolo	7.50%
Santander Central Hispano	5.99%
Monte dei Paschi di Siena	5.68%
Giovanni Agnelli e C. (1)	4.60%
Fondazione Cassa di Risparmio di Padova e Rovigo	4.38%
Fondazione Cassa di Risparmio in Bologna	3.12%
Fondazione Cariplo	2.56%
Fondazione Cassa di Risparmio di Firenze	2.38%
Caisse des Depots et Consignations (CDC)	1.89%
Company Reale Mutua di Assicurazione	1.85%
Fondazione Cassa di Risparmio di Venezia	1.81%

Fondazione Cassa di Risp. di Udine e Pordenone	1.65%
Banca Akros S.p.A.	1.38%

(1) Through IFI/IFIL

8. Further effects related to the conversion

The envisaged automatic conversion mechanism of the preferred shares at the moment of transfer to third parties will lead to a change (increase) in the ordinary share capital of the Bank, with commensurate reduction in preferred share capital. In relation to such changes the Bank will be sure in a timely manner to inform appropriately in terms of current legal and regulatory requirements also in order to inform shareholders concerning these obligations, essentially of communication, regarding them.

The conversion of ordinary shares of the Bank into preferred shares according to the methods described above will lead to the modification of Articles 6, 10, 22 and 24 of the Articles and By-Laws.

9. Obligations to convert further shares

There are no obligations, on the part of the parties herein, to convert or propose to convert further shares with respect to those indicated in the proposals.

Shareholders,
If in agreement, you are invited to adopt the following motions.

Exhibit 10

Shareholders' Agreements:

(1) Excerpt from the Shareholders' Agreement dated April 24, 2001 among Compagnia di San Paolo, IFI/IFIL, Societa' Reale Mutua di Assicurazioni and Compagnia Italiana di Previdenza, Assicurazioni e Riassicurazioni S.p.A.

(2) Excerpt from Letter of Intent dated October 18, 2001 among Compagnia di San Paolo, Fondazione di Padova e Rovigo (the "**Fondazione PD**"), and Fondazione Bologna (the "**Fondazione BO**").

The agreement under point (1) above provides for the parties to agree on the voting for the Sanpaolo's Board of Directors at the shareholders' meeting of April 2001. Moreover, the agreement provides, among others, for the parties to limit and/or control the sale, offer and transfer of the Sanpaolo shares held by them.

The letter of intent under point (2) above sets certain terms for improving the synergies among the Sanpaolo group and the Cardine group once the merger will be perfected.

For a summary of material terms of the above mentioned agreements, please see Exhibit 2, pages 5 and 6.